FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-226082-06

The issuer has filed a registration statement (including a prospectus) with the SEC (registration statement file no. 333-226082) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526 or you e-mail a request to prospectus-ny@gs.com.  The securities may not be suitable for all investors. Goldman Sachs & Co. LLC and the other underwriters and their respective affiliates may acquire, hold or sell positions in these securities, or in related derivatives, and may have an investment or commercial banking relationship with the issuer.

This material is for your information, and neither Goldman Sachs & Co. LLC nor the other underwriters are soliciting any action based upon it.  This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal.

The information contained herein will be superseded by similar information delivered to you prior to the time of sale.  The information should be reviewed only in conjunction with the entire Preliminary Prospectus relating to the GS Mortgage Securities Trust 2020-GC45, Commercial Mortgage Pass-Through Certificates, Series 2020-GC45 (the “Offering Document”). All of the information contained herein is subject to the same limitations and qualifications contained in the Offering Document.  Prior to making any investment decision, prospective investors are strongly urged to read the Offering Document in its entirety.

DESCRIPTION OF THE STARWOOD INDUSTRIAL PORTFOLIO WHOLE LOAN

The following is a summary of the principal provisions of a first lien mortgage loan in the amount of $210,027,072 (the “Starwood Industrial Portfolio Whole Loan”) from DBR Investments Co. Limited (“DBRI” or the “Lender”) to SREIT 201 Swift Road, L.L.C., SREIT Hamlin Court, L.L.C., SREIT 221 Swift Road, L.L.C., SREIT Glen Ellyn Road, L.L.C., SREIT Tesler Road, L.L.C., SREIT Lakeside Drive, L.L.C., SREIT 1600 Northwind, L.L.C., SREIT 1650 Northwind, L.L.C., SREIT 1700 Northwind, L.L.C., SREIT 1901 Northwind, L.L.C., SREIT 6451 Northwind, L.L.C., SREIT 1851 Northwind, L.L.C., SREIT 6221 Northwind, L.L.C., SREIT 215 Munster, L.L.C., SREIT 225 Munster, L.L.C., SREIT 101 Munster, L.L.C., SREIT 235 Munster, L.L.C., SREIT 480 Munster, L.L.C., SREIT 333 Munster, L.L.C., SREIT Commerce Parkway, L.L.C., SREIT Gerdt Court, L.L.C., SREIT 8401 Bearing Drive, L.L.C., SREIT 8421 Bearing Drive, L.L.C., SREIT 8441 Bearing Drive, L.L.C., SREIT Perry Boulevard, L.L.C., SREIT 4910 Indianapolis Drive, L.L.C., SREIT 4820 Indianapolis Drive, L.L.C., SREIT 5701 North Meadows Drive, L.L.C., SREIT 5900 North Meadows Drive, L.L.C., SREIT Creekside Boulevard L.L.C., SREIT North 132nd Street, L.L.C., SREIT North Ironwood Drive, L.L.C. and SREIT 2091 Ridgeview Court, L.L.C. (collectively, the “Borrower”), made pursuant to that certain loan agreement dated as of November 26, 2019 between Lender and the Borrower (the “Starwood Industrial Portfolio Loan Agreement”), and the other documents executed by the Borrower and other applicable parties in connection with the origination of the Starwood Industrial Portfolio Whole Loan (collectively, the “Starwood Industrial Portfolio Loan Documents”). This summary does not purport to be complete and is qualified in its entirety by reference to the Starwood Industrial Portfolio Loan Documents.

General

The Starwood Industrial Portfolio Whole Loan was originated by DBRI, as lender, on November 26, 2019 (the “Starwood Industrial Portfolio Loan Origination Date”) and subsequently acquired by the Mortgage Loan Seller. On or prior to the Closing Date, the Mortgage Loan Seller will assign the Starwood

Industrial Portfolio Mortgage Loan and the Trust Subordinate Companion Loan (including all interest that accrues on the Starwood Industrial Portfolio Mortgage Loan and the Trust Subordinate Companion Loan from and after the Cut-off Date) to the Depositor and the Depositor will subsequently assign the Starwood Industrial Portfolio Mortgage Loan and the Trust Subordinate Companion Loan to the Issuing Entity. As of the Cut-off Date, the outstanding principal balance of the Starwood Industrial Portfolio Whole Loan is expected to be $210,027,072 (collectively, the “Starwood Industrial Portfolio Loan Amount”).

The Starwood Industrial Portfolio Whole Loan is a ten-year fixed-rate interest-only mortgage loan. The Starwood Industrial Portfolio Whole Loan is evidenced by five senior promissory notes (each a “Starwood Industrial Portfolio A Note” and collectively, “Starwood Industrial Portfolio A Notes”) and one subordinate note (“Starwood Industrial Portfolio B Note” and together with the Starwood Industrial Portfolio A Notes, the “Starwood Industrial Portfolio Notes”), secured by certain real properties (collectively, the “Starwood Industrial Portfolio Mortgaged Properties”).

The maturity date of the Starwood Industrial Portfolio Whole Loan is the date on which the final payment of principal of the Starwood Industrial Portfolio Notes becomes due and payable in accordance with the terms of the Starwood Industrial Portfolio Loan Documents, whether in December 6, 2029 (the “Starwood Industrial Portfolio Stated Maturity Date”), by declaration of acceleration or otherwise (the “Starwood Industrial Portfolio Maturity Date”).

The Starwood Industrial Portfolio Loan Documents require the Borrower to pay interest on the Starwood Industrial Portfolio Whole Loan as described in “—Payments on the Starwood Industrial Portfolio Whole Loan—Principal and Interest Payments” below.

Security

The Starwood Industrial Portfolio Whole Loan is secured by, among other things, the Starwood Industrial Portfolio Mortgaged Properties, any improvements erected or installed thereon and all personal property owned by the Borrower and encumbered by the Starwood Industrial Portfolio Loan Documents, together with all rights pertaining to the Starwood Industrial Portfolio Mortgaged Properties and improvements, all revenue derived from the ownership and operation of the Starwood Industrial Portfolio Mortgaged Properties and all other collateral under the Starwood Industrial Portfolio Loan Documents.

Non-Recourse Provisions and Exceptions

The Borrower is required to indemnify the Lender from and against any loss, damage, cost, expense, liability, claim or other obligation incurred by the Lender (including attorneys’ fees and costs reasonably incurred) arising out of or in connection with the following (the “Borrower’s Recourse Liabilities“:

(i)            fraud, willful misconduct, or intentional misrepresentation by any SPE Entity, any Guarantor, any Manager (if the Manager is an Affiliate of the Borrower or any Guarantor) or their respective Affiliates (collectively, the “Borrower Parties”) in connection with the Starwood Industrial Portfolio Whole Loan or the Starwood Industrial Portfolio Mortgaged Properties;

(ii)            misappropriation by any of the Borrower Parties of (A) any insurance proceeds paid by reason of any loss, damage or destruction to the Starwood Industrial Portfolio Mortgaged Properties, (B) any Awards or other amounts received in connection with a condemnation of all or part of the Starwood Industrial Portfolio Mortgaged Properties, (C) any gross revenues (including rents, insurance proceeds, security deposits, advance deposits or any other deposits and lease termination payments), and/or (D) any other funds due to the Lender under the Starwood Industrial Portfolio Loan Documents, including by reason of failure to comply with the Starwood Industrial Portfolio Loan Agreement or breach of the Clearing Account Agreement or the Cash Management Agreement;

(iii)           the forfeiture by any SPE Entity of the Starwood Industrial Portfolio Mortgaged Properties, or any portion thereof, because of the conduct of criminal activity by any Borrower Party;

(iv)           any intentional physical waste of the Starwood Industrial Portfolio Mortgaged Properties by any Borrower Party (provided that the Borrower’s inability to repair or maintain a Starwood Industrial Portfolio Mortgaged Properties as a result of insufficient cash flow generated by such Starwood Industrial Portfolio Mortgaged Properties will not constitute, by itself, intentional physical waste);

(v)           subject to the Borrower’s right to contest under the Starwood Industrial Portfolio Loan Agreement, failure to pay charges for labor or materials or other charges that can create liens on any portion of the Starwood Industrial Portfolio Mortgaged Properties to the extent that the cash flow from the Starwood Industrial Portfolio Mortgaged Properties are sufficient to pay such amounts;

(vi)           the failure to pay property taxes or transfer taxes to the extent that the cash flow from the Starwood Industrial Portfolio Mortgaged Properties is sufficient to pay such amounts (except to the extent there are sufficient funds in the Tax Account to pay property taxes when due, the Lender’s access to such sums is not restricted or constrained in any manner and the Lender fails to pay such amounts in violation of the terms of the Starwood Industrial Portfolio Loan Agreement);

(vii)          failure to obtain and maintain the fully paid for policies in accordance with the Starwood Industrial Portfolio Loan Agreement to the extent that the cash flow from the Starwood Industrial Portfolio Mortgaged Properties is sufficient to pay such amounts (except to the extent there are sufficient funds in the Insurance Account to pay the insurance premiums for such policies prior to expiration thereof, the Lender’s access to such sums is not restricted or constrained in any manner and the Lender fails to pay such amounts in violation of the terms of the Starwood Industrial Portfolio Loan Agreement);

(viii)         a material breach of the covenants set forth in the schedule attached to the Starwood Industrial Portfolio Loan Agreement, provided, that no liability results under this clause (viii) with respect to any failure to pay unsecured trade payables and/or operational debt incurred in the ordinary course of any SPE Entity’s business to the extent that (A) there is insufficient cash flow from the Starwood Industrial Portfolio Mortgaged Properties to pay such outstanding amounts (provided that no member or other direct or indirect equity holder in any SPE Entity will be required to make any additional capital contribution(s) or loans to such SPE Entity) or (B) any funds reserved by the Lender for such purposes have not been made available to the Borrower by the Lender to pay such outstanding amounts so long as the Lender’s access to such sums is not restricted or constrained in any manner;

(ix)           the Borrower incurs any indebtedness, other than Permitted Indebtedness, without the prior written consent of the Lender, or TRS Entity incurs any indebtedness, other than TRS Permitted Indebtedness, without the prior written consent of the Lender;

(x)           any amendment or other modification to or of any Starwood Industrial Portfolio Loan Document without the prior written consent of the Lender; and/or

(xi)           any transfer of any direct or indirect interest in any SPE Entity or the Starwood Industrial Portfolio Mortgaged Properties without the prior written consent of the Lender (other than (A) those transfers covered under clause (i) or (ii) below of the definition of “Springing Recourse Event,” (B) leases and licenses entered into in accordance with the Starwood Industrial Portfolio Loan Documents and (C) any other Permitted Transfers and Permitted Encumbrances) in contravention of the Starwood Industrial Portfolio Loan Agreement or any other Starwood Industrial Portfolio Loan Document without the prior written consent of the Lender, to the extent the Lender’s consent is required pursuant to the terms of the Starwood Industrial Portfolio Agreement or any other Starwood Industrial Portfolio Loan Document; provided, however, that if such violation arises solely from a failure to provide any required notice or information pursuant to the applicable provisions of the Starwood Industrial Portfolio Loan Agreement, no SPE Entity will have any recourse liability hereunder if such SPE Entity promptly provides such notice and/or information after such SPE Entity’s knowledge of the same (or notice from the Lender, if earlier) and the other requirements of the applicable provisions of the Starwood Industrial Portfolio Loan Agreement are satisfied.

In addition, the Starwood Industrial Portfolio Whole Loan will be fully recourse to the Borrower, in the event that any of the following occur (each, a “Springing Recourse Event”):

(i)            any voluntary transfer of the Starwood Industrial Portfolio Mortgaged Properties or any portion thereof (other than (A) leases and licenses entered into in accordance with the Starwood Industrial Portfolio Loan Documents and (B) any other Permitted Transfers and Permitted Encumbrances) in contravention of the Starwood Industrial Portfolio Loan Agreement or any other Starwood Industrial Portfolio Loan Document without the prior written consent of the Lender, to the extent the Lender’s consent is required pursuant to the terms of this Agreement or any other Starwood Industrial Portfolio Loan Document;

(ii)            (A) any voluntary pledge of any direct or indirect controlling interests in any SPE Entity or (B) any Prohibited Change of Control, in each case of clauses (A) through (B), in contravention of the Starwood Industrial Portfolio Loan Agreement or any other Starwood Industrial Portfolio Loan Document without the prior written consent of the Lender, to the extent the Lender’s consent is required pursuant to the terms of the Starwood Industrial Portfolio Loan Agreement or any other Starwood Industrial Portfolio Loan Document; provided, however, that if a violation arises under this clause (ii) solely from a failure to provide any required notice or information pursuant to the applicable provisions of the Starwood Industrial Portfolio Loan Agreement, the Borrower will have no recourse liability under the Starwood Industrial Portfolio Loan Agreement if the Borrower promptly provides such notice and/or information after the Borrower’s knowledge of the same (or notice from the Lender, if earlier) and the other requirements of the applicable provisions of the Starwood Industrial Portfolio Loan Agreement are satisfied;

(iii)           any SPE Entity files a voluntary petition under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law;

(iv)           the filing of an involuntary petition against any SPE Entity under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law by any other Person, in each case, in which any SPE Entity colludes with or otherwise assists such Person, and/or any SPE Entity solicits or causes to be solicited petitioning creditors for any involuntary petition against any SPE Entity by any Person; and/or

(v)           there is a substantive consolidation of any SPE Entity (and/or its assets) with any other Person (and/or its assets), unless such substantive consolidation (x) is discharged, stayed or dismissed within sixty (60) days after the occurrence of such event or (y) (A) was caused by one or more unaffiliated third party creditors and not by affiliates of or any parties Controlling, Controlled by or under common Control with any SPE Entity, (B) no SPE Entity nor any other Borrower Party consented to, solicited or caused to be solicited the action resulting in such substantive consolidation or colluded with or otherwise assisted such Person in bring about the action resulting in such substantive consolidation, and (C) such substantive consolidation did not result from the breach or violation of any of the covenants set forth in the schedule attached to the Starwood Industrial Portfolio Loan Agreement (or such SPE Entity’s failure to comply with any such covenants or such representations was not cited by any court having jurisdiction over such matter as a factor in determining to substantively consolidate any SPE Entity and such Person).

Guarantor’s liability for the occurrence of any Springing Recourse Events described in clauses (iii), (iv) and (v) above is capped at 20% of the outstanding principal balance of the Whole Loan at the time of such occurrence, plus costs and expenses of enforcement.

“Affiliate” means, as to any Person, any other Person that (i) owns directly or indirectly 20% or more of all equity interests in such Person, and/or (ii) is in Control of, is Controlled by or is under common ownership or Control with such Person, and/or (iii) is a director or officer of such Person or of an Affiliate of such Person, and/or (iv) is the spouse, issue or parent of such Person or of an Affiliate of such Person.

“Affiliated Taxable REIT Subsidiary” means an entity which, for so long as the debt under the Starwood Industrial Portfolio Whole Loan is outstanding, is under common Control with the Borrower and which is intended to be a “taxable REIT subsidiary” of Sponsor under Section 856(l) of the Code. Each Affiliated Taxable REIT Subsidiary is also required to satisfy the Special Purpose Bankruptcy Remote Entity covenants contained in the schedule, with its sole assets being its interests in one or more Qualifying TRS Agreements and incidental personal property necessary for the performance of its obligations and exercise its rights thereunder, and its sole purpose to perform its obligations and exercise its rights under such agreements. As of November 26, 2019, TRS Entity is the only Affiliated Taxable REIT Subsidiary.

“Award” means any compensation paid by any governmental authority in connection with a condemnation in respect to all or any part of the Starwood Industrial Portfolio Mortgaged Properties.

“Control” means with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, by contract, by board or partnership membership or otherwise (it being acknowledged that a Person will not be deemed to lack Control of another Person even though certain decisions may be subject to “major decision” consent or approval rights of limited partners, shareholders or members, or representative or advisory bodies of the foregoing, as applicable) and the terms “Controls”, “Controlling” and “Controlled” have correlative meanings.

“Guarantor” means Starwood REIT Operating Partnership, L.P., a Delaware limited partnership, or any other Person that now or that guarantees any of the Borrower’s obligations under any Starwood Industrial Portfolio Loan Documents.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, estate, trust, unincorporated association, any other entity, any governmental authority and any fiduciary acting in such capacity on behalf of the foregoing.

“Permitted Indebtedness” means collectively, (i) the debt under the Starwood Industrial Portfolio Loan Documents, (ii) property taxes that are not yet delinquent, (iii) approved leasing expenses permitted under the Starwood Industrial Portfolio Loan Documents if paid when due or contested in accordance with the Starwood Industrial Portfolio Loan Documents, (iv) unsecured trade payables incurred in the ordinary course of business relating to the ownership and operation of the Starwood Industrial Portfolio Mortgaged Properties and (v) permitted equipment financing, which in the case of such unsecured trade payables and permitted equipment financing (A) are not evidenced by a note, (B) do not exceed, at any time, a maximum aggregate amount of three percent (3%) of the outstanding principal balance and (C) are paid within thirty (30) days of the date incurred.

“SPE Entity” means, individually and collectively, as the context requires, the Borrower and any TRS Entity.

“TRS Entity” means SREIT Becknell TRS, L.L.C., a Delaware limited liability company, which is an Affiliated Taxable REIT Subsidiary.

“TRS Permitted Indebtedness“, means, collectively, unsecured trade payables incurred in the ordinary course of business relating to the services provided by TRS Entity under Qualifying TRS Agreements, which (a) are not evidenced by a note, (b) do not exceed, at any time, a maximum aggregate amount of $50,000 and (c) are paid within thirty (30) days of the date incurred.

Payments on the Starwood Industrial Portfolio Whole Loan

The entire outstanding principal balance of the Starwood Industrial Portfolio Whole Loan, together with all accrued and unpaid interest and all other amounts due under the Starwood Industrial Portfolio Loan Documents, will be due and payable by the Borrower on the Starwood Industrial Portfolio Maturity Date. Except in connection with a release of the Starwood Industrial Portfolio Mortgage or payment in connection with a casualty or condemnation, in each case provided under the Starwood Industrial Portfolio Loan Agreement, the Borrower will not be required to make any scheduled payments of principal prior to the Starwood Industrial Portfolio Maturity Date.

Payments on the Starwood Industrial Portfolio Whole Loan are required to be made on the 6th day of each calendar month occurring during the term of the Starwood Industrial Portfolio Loan Agreement, which term will expire upon repayment in full of the debt and full performance of each and every obligation to be performed by the Borrower pursuant to the Starwood Industrial Portfolio Loan Documents (each, a “Starwood Industrial Portfolio Loan Payment Date”). The first Starwood Industrial Portfolio Loan Payment Date after the Closing Date will be February 6, 2020.

Principal and Interest Payments

On each Starwood Industrial Portfolio Loan Payment Date, the Borrower is required to pay to the Lender interest on the outstanding principal balance (a) (i) with respect to the Starwood Industrial Portfolio A Notes, a rate of 3.231% per annum and, (ii) with respect to the Starwood Industrial Portfolio B Note, a rate of 3.231% per annum, or (b) when applicable pursuant to the Starwood Industrial Portfolio Loan Documents, the Starwood Industrial Portfolio Default Rate (the “Starwood Industrial Portfolio Whole Loan Interest Rate”) during the applicable Starwood Industrial Portfolio Interest Accrual Period (the “Starwood Industrial Portfolio Monthly Interest Payment Amount”) (except that interest will be payable at the Starwood Industrial Portfolio Default Rate during the continuance of a Starwood Industrial Portfolio Loan Event of Default).

All payments of interest and principal in respect of the Starwood Industrial Portfolio Mortgage Loan and the Trust Subordinate Companion Loan will be applied as set forth in the Starwood Industrial Portfolio Co-Lender Agreement. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan—Starwood Industrial Portfolio Whole Loan” in the Prospectus.

Provided no Starwood Industrial Portfolio Loan Event of Default has occurred and is continuing, at any time after the date which is the earlier of: (A) two years after the “startup day,” within the meaning of Section 860G(a)(9) of the Code, of the final “real estate mortgage investment conduit,” established within the meaning of Section 860D of the Code, that holds any note that evidences all or any portion of the Starwood Industrial Portfolio Whole Loan or (B) November 26, 2022 (the “Defeasance Lockout Expiration Date”), if the Borrower has elected to defease the Starwood Industrial Portfolio Whole Loan, the Borrower will have the right to cause the release of the Starwood Industrial Portfolio Mortgaged Properties (in whole but not in part) from the lien of the mortgage and the other Starwood Industrial Portfolio Loan Documents upon the satisfaction of the related conditions set forth in the Starwood Industrial Portfolio Loan Agreement, including that: (i) not less than 60 days’ prior written notice is given to the Lender specifying a date (the “Release Date”), on which the Defeasance Collateral is to be delivered, occurring only on a Starwood Industrial Portfolio Loan Payment Date; (ii) all accrued and unpaid interest and all other sums due under the Starwood Industrial Portfolio Notes and under the other Starwood Industrial Portfolio Loan Documents up to the Release Date, including, without limitation, all out-of-pocket costs and expenses incurred by the Lender or its agents in connection with such release (including, without limitation, the reasonable fees and expenses incurred by attorneys and accountants in connection with the review of the proposed Defeasance Collateral and the preparation of the Defeasance Security Agreement and related documentation), are paid in full on or prior to the Release Date; and (iii) the Borrower delivers to the Lender: (A) the Defeasance Collateral, each of which will be duly endorsed by the holder thereof as directed by the Lender or accompanied by a written instrument of transfer in form and substance wholly satisfactory to the Lender in order to create a first priority security interest therein in favor of the Lender in conformity with all applicable state and federal laws governing granting of such security interests; (B) a pledge and security agreement, in form and substance satisfactory to the Lender in its sole but good faith discretion, creating a first priority security interest in favor of the Lender in the Defeasance Collateral (the “Defeasance Security Agreement”), which will provide, among other things, that any payments generated by the Defeasance Collateral will be paid directly to the Lender and applied by the Lender in satisfaction of all amounts then due and payable under the Starwood Industrial Portfolio Loan Agreement and any excess received by the Lender from the Defeasance Collateral over the amounts payable by the Borrower under the Starwood Industrial Portfolio Loan Agreement or the Starwood Industrial Portfolio Notes will be refunded to the Borrower promptly after each Starwood Industrial Portfolio Loan Payment Date; (C) a certificate of the Borrower certifying that all of the requirements set forth in the Starwood Industrial Portfolio Loan Agreement in connection with the defeasance of the Starwood Industrial Portfolio Whole Loan have been satisfied (or expressly waived by the Lender in writing, as applicable); (D) an opinion of counsel for the Borrower in form and substance satisfactory to the Lender in its sole but good faith discretion stating, among other things, that (1) the Lender has a perfected first priority security interest in the Defeasance Collateral and that the Defeasance Security Agreement is enforceable against the Borrower in accordance with its terms; and (2) any REMIC trust formed pursuant to a securitization will not fail to maintain its REMIC status as a result of such defeasance; (E) at the Lender’s request, a rating agency confirmation; (F) a certificate from a firm of independent public accountants certifying that the Defeasance Collateral is sufficient to satisfy the requirements set forth under clause (iii)(A) above; and (G) such other certificates, documents or instruments as the Lender may reasonably require.

The Borrower will have the right to prepay the entire principal balance of the Starwood Industrial Portfolio Notes and any other amounts outstanding under any of the Starwood Industrial Portfolio Loan Documents, without payment of the Prepayment Fee or any other prepayment premium, penalty or fee, on any business day on or after September 6, 2029 (the “Open Prepayment Date”).

The Borrower will have the right, only on a business day on or after the Defeasance Lockout Expiration Date, to prepay the outstanding principal balance in part in connection with the release of a Released Property in accordance with the Starwood Industrial Portfolio Loan Agreement, upon satisfaction of the following conditions:

(a)        the Borrower delivers to the Lender a prepayment notice;

(b)        such prepayment is in the amount of the Release Amount for such Released Property and the Borrower has otherwise satisfied the conditions with respect to such release;

(c)        the Borrower pays to the Lender all unpaid interest on the Release Amount plus, if the release date is not a Starwood Industrial Portfolio Payment Date, all interest accruing for the full Starwood Industrial Portfolio Interest Accrual Period in which the release date falls;

(d)        on the release date, the Borrower pays to the Lender (i) the Prepayment Fee (if such payment is made prior to the Open Prepayment Date) and (ii) all other sums, then due under the Starwood Industrial Portfolio Loan Documents; and

(e)        the Borrower pays all reasonable costs and expenses of the Lender incurred in connection with the repayment or prepayment (including without limitation, any costs and expenses associated with a release of the lien of the applicable mortgage and reasonable attorneys’ fees and expenses).

From and after the occurrence and during the continuance of a Starwood Industrial Portfolio Loan Event of Default, the outstanding principal balance of the Starwood Industrial Portfolio Whole Loan and, to the extent not prohibited by applicable law, all other portions of the debt under the Starwood Industrial

Portfolio Whole Loan will bear interest at the Starwood Industrial Portfolio Default Rate. Additionally, in the case that any principal, interest or any other sum (other than the outstanding principal balance due on the Starwood Industrial Portfolio Maturity Date) is not paid on the date on which it is due, the Borrower will be required to pay a late payment charge of 4% of such unpaid sum to the extent permitted by applicable legal requirements.

Calculations of interest on the Starwood Industrial Portfolio Notes will be made on the basis of a 360-day year and the actual number of days elapsed in the related Starwood Industrial Portfolio Interest Accrual Period.

In certain instances, the Starwood Industrial Portfolio Whole Loan may be required to be prepaid in the event of a casualty or condemnation. See “—Risk Management—Casualty and Condemnation” below.

“Starwood Industrial Portfolio Default Rate” means a rate per annum equal to the lesser of (i) the maximum legal rate or (ii) 4% above the Starwood Industrial Portfolio Whole Loan Interest Rate.

“Starwood Industrial Portfolio Interest Accrual Period” means the period from and including the 6th day of a calendar month through and including the 5th day of the immediately succeeding calendar month in which such Starwood Industrial Portfolio Loan Payment Date occurs.

“Starwood Industrial Portfolio Monthly Payment Date” means the sixth day of every calendar month occurring during the term of the Starwood Industrial Portfolio Loan Agreement. The first Starwood Industrial Portfolio Monthly Payment Date after the Closing Date is February 6, 2020.

“Defeasance Collateral” means U.S. Obligations that provide for payments (1) on or prior to, but as close as possible to and including, all successive scheduled Starwood Industrial Portfolio Monthly Payment Dates after the Release Date through the Open Prepayment Date, and (2) in amounts equal to or greater than the debt service through and including the Starwood Industrial Portfolio Stated Maturity Date together with payment in full of the outstanding principal balance as of the Open Prepayment Date.

“Prepayment Fee” means an amount equal to the greater of (i) the present value, as of the date of a defeasance or prepayment (as applicable) of the Starwood Industrial Portfolio Whole Loan pursuant to the Starwood Industrial Portfolio Loan Agreement (the “Repayment Date”), of the remaining scheduled payments of principal and interest from the Repayment Date through the Starwood Industrial Portfolio Stated Maturity Date (including any balloon payment) determined by discounting such payments at the discount rate set forth in the Starwood Industrial Portfolio Loan Agreement, less the amount of principal being prepaid on the Repayment Date, or (ii) 1% of the unpaid principal balance of the Starwood Industrial Portfolio Notes as of the Repayment Date.

“U.S. Obligations” means securities evidencing an obligation to timely pay principal and/or interest in a full and timely manner that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged, and (ii) not subject to prepayment, call or early redemption.

Property Releases

After the Defeasance Lockout Expiration Date, Borrower may obtain the release of one or more Starwood Industrial Portfolio Mortgaged Properties from the Lien of the applicable mortgage(s), upon a bona fide third-party sale of such Starwood Industrial Portfolio Mortgaged Property(ies), provided each of the following conditions are satisfied (such released Starwood Industrial Portfolio Mortgaged Property or Starwood Industrial Portfolio Mortgaged Properties, the “Released Property”, and the remaining Starwood Industrial Portfolio Mortgaged Property or Starwood Industrial Portfolio Mortgaged Properties, the “Remaining Property”):

(a)        both immediately before such sale and immediately thereafter, no Starwood Industrial Portfolio Loan Event of Default is continuing;

(b)        the sale of such Released Property is pursuant to an arm’s-length agreement to a third party not affiliated with any Borrower or the Guarantor, and in which no Borrower, the Guarantor nor any affiliate of any Borrower and/or the Guarantor has any beneficial interest;

(c)        immediately after giving effect to such release, the debt yield of the Remaining Property is no less than the greater of (x) 7.77%, and (y) the Debt Yield (inclusive of such Released Property) immediately preceding such release; provided, that the immediately preceding clause (y) will not apply if the debt yield of the Remaining Property after giving effect to such release is greater than 8.45%;

(d)        the Borrower makes a prepayment of the outstanding principal balance in the amount of the Release Amount, together with payment of all other amounts due under Starwood Industrial Portfolio Loan Documents in connection with such prepayment;

(e)        in the event that following the prepayment of the Starwood Industrial Portfolio Whole Loan made by the Borrower under clause (d) above, the loan-to-value ratio of the Remaining Property (such value to be determined by the Lender in its reasonable discretion based on a commercially reasonable valuation method permitted to a REMIC trust and which excludes the value of personal property or going concern value, if any) is greater than 125%, then:

(i)         the Borrower makes an additional prepayment of the outstanding principal balance in an amount such that the loan-to-value ratio (such value to be determined by the Lender in its reasonable discretion based on a commercially reasonable valuation method permitted to a REMIC trust and which excludes the value of personal property or going concern value, if any) is no more than 125%, such prepayment to include any Prepayment Fee and Liquidated Damages Amount, if any, applicable thereto; and

(f)         after giving effect to such sale, each Borrower remains a special purpose bankruptcy remote entity;

(g)        the representations and warranties made by the Borrower and the Guarantor in the Starwood Industrial Portfolio Loan Documents are true and correct in all material respects on and as of the date of such sale (and after giving effect to such sale);

(h)        the Borrower has given the Lender at least 30 days’ prior written notice of such sale, accompanied by a copy of the applicable contract of sale and all related documents reasonably requested by the Lender;

(i)         the Borrower has provided to the Lender drafts of any applicable release documents (which shall be subject to the Lender’s reasonable approval), at least 10 business days prior to such release;

(j)         the Borrower has delivered to the Lender a copy of the final closing settlement statement for such sale on or prior to the date of the closing of such sale;

(k)        the Borrower has paid (i) all amounts, costs and expenses required to be paid by the Borrower pursuant to the property release documents and the other closing documents and otherwise required by legal requirements, (ii) all title insurance premiums, fees, costs, expenses and other charges relating to the sale and release of such Released Property (including, without limitation, any amounts payable pursuant to clause (s) below), and (iii) all of the Lender’s out-of-pocket costs and expenses (including reasonable attorneys’ fees and disbursements) relating to the sale and release of such Released Property, notwithstanding failure to consummate such sale;

(l)         if the Released Property is owned by the Borrower that is the agent under the Clearing Account then prior to the release of the lien of the applicable mortgage, the Borrower will establish a new trust account in accordance with Starwood Industrial Portfolio Loan Documents in the name of a replacement agent for the Clearing Account reasonably approved by the Lender;

(m)       each parcel composing the Remaining Property functions legally and operationally independently from the Released Property in the sole judgment of the Lender;

(n)        if the Released Property is either 4910-4938 Indianapolis Road or 4820-4850 Indianapolis Road, the Borrower delivers to the Lender evidence in form and substance reasonably satisfactory to the Lender that 4910-4938 Indianapolis Road or 4820-4850 Indianapolis Road (whichever continues to be Remaining Property) constitutes a lawful parcel separate from such Released Property and is separately assessed for real property tax purposes;

(o)        if the Released Property is 4910-4938 Indianapolis Road, the Borrower must provide the Lender with:

(i)         evidence satisfactory to Lender that the release will not interfere with legal or practical vehicular, pedestrian or rail access to 4820-4850 Indianapolis Road; and

(ii)         any easements, cross easements or joint agreements for access to 4820-4850 Indianapolis Road required by and satisfactory to the Lender;

(p)        the Borrower has delivered to the Lender a Rating Agency Confirmation from each applicable rating agency;

(q)        the Borrower and the Guarantor execute and deliver such documents as the Lender may reasonably request to confirm the continued validity of the Starwood Industrial Portfolio Loan Documents and the liens created thereby;

(r)         if requested by the Lender, the Lender receives endorsements to the title insurance policies insuring the continued priority of the lien of the mortgages with respect to the Remaining Property and evidence of payment of any premium payable for such endorsement;

(s)        during the existence of a Trigger Period, the Borrower has delivered to the Lender for the Lender’s approval at least 10 business days prior to such release a proposed amended or replacement annual budget, taking into account the release of such Released Property, which will be subject to the Lender’s approval in accordance with the applicable terms and conditions of the Starwood Industrial Portfolio Loan Agreement; and

“Allocated Loan Amount” means, with respect to each Starwood Industrial Portfolio Mortgaged Property, the principal portion of the Starwood Industrial Portfolio Whole Loan allocated to such Starwood Industrial Portfolio Mortgaged Property by the Lender in accordance with the terms of the Starwood Industrial Portfolio Mortgaged Loan Agreement in respect of the Starwood Industrial Portfolio Whole Loan, as set forth on a schedule attached to the Starwood Industrial Portfolio Loan Agreement, as such amount will be adjusted from time to time by application of Net Proceeds to the Starwood Industrial Portfolio Whole Loan in connection with a restoration pursuant to the Starwood Industrial Portfolio Loan Agreement and such Net Proceeds will be applied to reduce the Allocated Loan Amount of the Starwood Industrial Portfolio Mortgaged Property affected by such casualty or condemnation until the Allocated Loan Amount of such affected Starwood Industrial Portfolio Mortgaged Property equals zero.

“Release Amount” means, (i) prior to the Release Amount Adjustment Trigger, an amount equal to the product of the Allocated Loan Amount for such Starwood Industrial Portfolio Mortgaged Property(ies) being released multiplied by 105%, (ii) upon and after the Release Amount Adjustment Trigger, an amount equal to the product of the Allocated Loan Amount for such Starwood Industrial Portfolio Mortgaged Property(ies) being released multiplied by 110%, and (iii) in connection with a release that would result in and exceed the Release Amount Adjustment Trigger, an amount equal to the sum of: (A) the portion of the Allocated Loan Amount for such Starwood Industrial Portfolio Mortgaged Property(ies) being released, such that if calculated by the immediately preceding clause (i), such Release Amount would result in (but not exceed) the Release Amount Adjustment Trigger, multiplied by 105%, plus (B) the remaining Allocated Loan Amount for such Starwood Industrial Portfolio Mortgaged Property(ies), multiplied by 110%.

“Release Amount Adjustment Trigger” will occur upon the prepayment of the first 20% of the outstanding principal balance of the Starwood Industrial Portfolio Whole Loan in connection with the release of one or more Starwood Industrial Portfolio Mortgaged Properties.

Cash Management Arrangements

The Borrower is required to cause all rents relating to the Starwood Industrial Portfolio Mortgaged Properties to be transmitted directly by tenants of the Starwood Industrial Portfolio Mortgaged Properties into a deposit account (the “Clearing Account”) established and maintained by the Borrower at an Eligible Institution selected by the Borrower and reasonably approved by the Lender (the “Clearing Bank”). All Rents payable to TRS Entity pursuant to any Qualifying TRS Agreement (to the extent the same exceed $100,000 in the aggregate in any calendar year for all Qualifying TRS Agreements) to be transmitted directly by tenants of the Starwood Industrial Portfolio Mortgaged Properties into a trust account (the “TRS Account”) established and maintained by TRS Entity at the Clearing Bank as is more fully described in the TRS DACA and all dividends, distributions and other amounts payable by TRS Entity to be transmitted directly by TRS Entity into the Clearing Account. Any gross revenue from the Starwood Industrial Portfolio Mortgaged Properties received by the Borrower or the Manager will be deemed to be collateral for the obligations of the Borrower under the Starwood Industrial Portfolio Loan Agreement and any other Starwood Industrial Portfolio Loan Documents. Such amounts are required to be deposited by the Borrower, TRS Entity or the applicable Manager in the Clearing Account within 2 business days of receipt and will not be commingled with any other funds or property of the Borrower, TRS Entity or any Manager. Funds deposited into the Clearing Account will be swept by the Clearing Bank on a daily basis into the Borrower’s operating account at the Clearing Bank, which may be maintained by Property manager, unless a Trigger Period is continuing, in which event such funds will be swept on a daily basis into the Deposit Account and applied and disbursed in accordance with this Agreement and the Cash Management Agreement. Funds deposited into the TRS Account will be swept by the Clearing Bank on a daily basis into TRS Entity’s operating account at the Clearing Bank, which may be maintained by Property Manager, unless a Trigger Period is continuing, in which event, such funds will be swept on a daily basis into the Deposit Account and applied and disbursed in accordance with the Starwood Industrial Portfolio Loan Agreement and the cash management agreement, expected to be entered into and dated as of a date in January 2020, among the Lender, the Borrower and the Manager (the “Cash Management Agreement”). The Deposit Account and all other accounts will be under the dominion and control of the Lender, and neither the Borrower nor TRS Entity is required to pay for all expenses of opening and maintaining all of the above accounts.

“Deposit Account” means an Eligible Account at the bank or banks selected by the Lender to maintain the Deposit Account. Such bank may be changed from time to time by the Lender in its sole discretion.

“Eligible Account” means a separate and identifiable account from all other funds held by the holding institution that is either (i) an account or accounts (or subaccounts thereof) maintained with a federal or state-chartered depository institution or trust company which complies with the definition of Eligible Institution or (ii) a segregated trust account or accounts (or subaccounts thereof) maintained with the corporate trust department of a federal depository institution or state chartered depository institution subject to regulations regarding fiduciary funds on deposit similar to Title 12 of the Code of Federal Regulations §9.10(b), having in either case corporate trust powers, acting in its fiduciary capacity, and a combined capital and surplus of at least $50,000,000, subject to supervision or examination by federal and state authorities and having a long-term unsecured debt rating of “BBB-” or higher by S&P and “A2” or higher by Moody’s and a short-term unsecured debt rating of “A-1” or higher by S&P and “P-1” or higher by Moody’s. An Eligible Account will not be evidenced by a certificate of deposit, passbook or other instrument.

“Eligible Institution” means a depository institution or trust company insured by the Federal Deposit Insurance Corporation the short term unsecured debt obligations or commercial paper of which are rated at least “A-1” by S&P Global Ratings acting through Standard & Poor’s Financial Services LLC (“S&P”), “P-1” by Moody’s Investors Service, Inc. (“Moody’s”) and “F1” by Fitch Ratings, Inc. (“Fitch”) (and the long term unsecured debt obligations of such depository institution are rated at least “A” by Fitch) in the case of accounts in which funds are held for 30 days or less or, in the case of accounts in which funds are held for more than 30 days, the long term unsecured debt obligations of which are rated at least (i) “A” by S&P, (ii) “A” by Fitch (and the short term deposits or short term unsecured debt obligations or commercial paper of such depository institution are rated no less than “F1” by Fitch), and (iii) “A2” by Moody’s or in the case of Letters of Credit, the long term unsecured debt obligations of which are rated at least (i) “A+” by S&P, (ii) “A+” by Fitch (and the short term deposits or short term unsecured debt obligations or commercial paper of such depository institution are rated no less than “F1” by Fitch), (iii) “A1” by Moody’s and (iv) if any of the Securities are rated by DBRS Morningstar, “A+” by DBRS Morningstar; provided, however, for purposes of the Deposit Bank, the definition of Eligible Institution will have the meaning set forth in the Cash Management Agreement.

“Leasing Agent” means Jones Lang Lasalle Brokerage, Inc., a Texas corporation, or any other leasing agent engaged in accordance with the terms and conditions of the Starwood Industrial Portfolio Loan Documents.

“Manager” means individually and collectively, as the context requires, the Property Manager and the Leasing Agent.

“Property Manager” means Becknell Services, L.L.C., an Illinois limited liability company, or any other property manager engaged in accordance with the terms and conditions of the Starwood Industrial Portfolio Loan Documents.

“Qualifying TRS Agreement” means, collectively, any Qualifying TRS Leases or Qualifying TRS Contracts.

“Qualifying TRS Contract” means one or more contracts or agreements (a) entered into between the Borrower (or any tenant under a lease), and an Affiliated Taxable REIT Subsidiary, (b) entered into to facilitate the ability of Sponsor to qualify as, and/or maintain its status as, a “real estate investment trust” under Sections 856-860 of the Code and applicable regulations relating thereto and/or avoiding or minimizing unrelated business taxable income under Sections 511-514 of the Code to Sponsor or any direct or indirect owner of Sponsor and/or avoiding any excise taxes being imposed on Sponsor, (c) which are not assignable (whether by direct assignment, subcontract or otherwise) by such Affiliated Taxable REIT Subsidiary without the prior written approval of the Borrower and will not be assigned (whether by direct assignment, subcontract or otherwise) by such Affiliated Taxable REIT Subsidiary to any Person that is not an Affiliated Taxable REIT Subsidiary without the prior written approval of the Lender, and (d) with respect to which the Affiliated Taxable REIT Subsidiary party to such Qualifying TRS Contract has, upon the prior written request of the Lender, executed and delivered to the Lender a subordination agreement in form and content reasonably acceptable to the Lender, which provides, among other things, that (i) such Qualifying TRS Contract is subordinate to the lien of the mortgages and the other Starwood Industrial Portfolio Loan Documents in all respects and (ii) at any time following a foreclosure sale (or sale pursuant to power of sale), or conveyance in lieu thereof or the appointment of a receiver for any Property, the Lender (or any successor or designee thereof by virtue of any such enforcement action) may terminate such Qualifying TRS Contract in the Lender’s (or such successor’s) sole and absolute discretion.

“Qualifying TRS Lease” means one or more Leases (a) entered into between the Borrower, as landlord, and an Affiliated Taxable REIT Subsidiary, as tenant, (b) entered into to facilitate the ability of Sponsor to qualify as, and/or maintain its status as, a “real estate investment trust” under Sections 856-860 of the Code and applicable regulations relating thereto and/or avoiding or minimizing unrelated business taxable income under Sections 511-514 of the Code to Sponsor or any direct or indirect owner of Sponsor and/or avoiding any excise taxes being imposed on Sponsor, (c) which are not assignable (whether by direct assignment, sublease or otherwise) by such Affiliated Taxable REIT Subsidiary without the prior written approval of the Borrower and will not be assigned (whether by direct assignment, sublease or otherwise) by such Affiliated Taxable REIT Subsidiary to any person that is not an Affiliated Taxable REIT Subsidiary without the prior written approval of the Lender, (d) with respect to which the tenant under said TRS Lease has, upon the prior written request of the Lender, executed and delivered to the Lender a subordination agreement, in form and content reasonably acceptable to the Lender, which provides, among other things, that (i) such TRS Lease is subordinate to the lien of the mortgages and the other Starwood Industrial Portfolio Loan Documents in all respects and (ii) at any time following a foreclosure sale (or sale pursuant to power of sale), or conveyance in lieu thereof or the appointment of a receiver for any Property, the Lender (or any successor or designee thereof by virtue of any such enforcement action) may terminate such TRS Lease in the Lender’s (or any such successor’s) sole and absolute discretion and (e) with respect to which any subtenant under a sublease of such Qualifying TRS Lease has, upon the prior written request of the Lender, executed and delivered to the Lender a subordination, non-disturbance and attornment agreement, in form and content reasonably acceptable to the Lender, which provides, among other things, that upon the termination of the Qualifying TRS Lease, such subtenant will become a direct tenant to the Borrower under the same terms and conditions of such sublease.

“TRS DACA” means a deposit account control agreement to be entered into after the November 26, 2019, among the TRS Entity, the Lender and the Clearing Bank, and otherwise in form and substance satisfactory to the Lender, as the same may be amended, restated, extended, renewed, supplemented or otherwise modified from time to time. Execution and delivery of a TRS DACA will be a condition precedent to the TRS Entity or the Borrower entering into any Qualifying TRS Agreement (or modifying any existing Qualifying TRS Agreement), where such new or revised agreement, together with all other Qualifying TRS Agreements, provides for actual services to be performed by the TRS Entity for which the TRS Entity is paid amounts in excess of $100,000 per calendar year in the aggregate.

Reserve Funds

The following reserve funds are required to be maintained as set forth below.

Tax Funds

The Borrower is required to deposit, on each Starwood Industrial Portfolio Loan Payment Date, an amount equal to one-twelfth of the property taxes that the Lender estimates will be payable during the next ensuing 12 months, in order to accumulate sufficient funds to pay all such property taxes at least 30 days prior to their respective due dates, which amounts will be transferred into an account established to hold such funds (the “Tax Account”). If at any time the Lender reasonably determines that the tax funds will not be sufficient to pay the real estate taxes, the Borrower will be required to increase its monthly deposits for property taxes by the amount that the Lender estimates will be sufficient to make up the deficiency at least 10 days prior to their respective due dates.

Notwithstanding the above, the Borrower’s obligation to make monthly deposits into the Tax Account will be suspended for so long as no Trigger Period has occurred and is continuing. Upon the commencement of a Trigger Period, the Borrower’s obligation to make monthly deposits will be reinstated on the immediately succeeding Starwood Industrial Portfolio Monthly Payment Date, and will continue until such time as such Trigger Period has ceased in accordance with the Starwood Industrial Portfolio Loan Agreement; provided, however, that commencing with the first Starwood Industrial Portfolio Monthly Payment Date following the commencement of such Trigger Period and continuing for each Starwood Industrial Portfolio Monthly Payment Date thereafter until the next payment of property taxes is due, instead of depositing one-twelfth of the annual property taxes, the Borrower is required to deposit such fraction of the annual property taxes that the Lender determines is necessary in order to accumulate sufficient funds to make the next payment of property taxes at least thirty (30) days prior to their respective due dates. Upon the cessation of a Trigger Period, all remaining tax funds will be disbursed to the Borrower.

Insurance Funds

The Borrower is required to deposit, on each Starwood Industrial Portfolio Loan Payment Date, an amount equal to one-twelfth of the insurance premiums (the “Insurance Funds”) that the Lender estimates will be payable for the renewal of the coverage afforded by the policies required under the that the Lender estimates will be payable for the renewal of the coverage afforded by the policies upon the expiration thereof, in order to accumulate sufficient funds to pay all such insurance premiums at least 30 days prior to the expiration of the policies. Such amounts will be transferred into an account established to hold such funds (the “Insurance Account”). If at any time the Lender reasonably determines that the Insurance Funds will not be sufficient to pay the insurance premiums, the Borrower will be required to increase its monthly deposits for insurance premiums by the amount that the Lender estimates will be sufficient to make up the deficiency.

Notwithstanding the above, the Borrower’s obligation to make monthly deposits into the Insurance Account will be suspended for so long as no Trigger Period has occurred and is continuing. Upon the commencement of a Trigger Period, subject to the applicable provisions of the Starwood Industrial Portfolio Loan Agreement, the Borrower’s obligation to make monthly deposits will be reinstated on the immediately succeeding Starwood Industrial Portfolio Monthly Payment Date, and will continue until such time as such Trigger Period has ceased in accordance with the Starwood Industrial Portfolio Loan Agreement; provided, however, that commencing with the first Starwood Industrial Portfolio Monthly Payment Date following the commencement of such Trigger Period and continuing for each Starwood Industrial Portfolio Monthly Payment Date thereafter until the next payment of insurance premiums is due, instead of depositing one-twelfth of the annual insurance premiums, the Borrower is required to deposit such fraction of the annual insurance premiums that the Lender determines is necessary in order to accumulate sufficient funds to make such next payment of insurance premiums at least thirty (30) days prior to the expiration of the policies. Upon the cessation of a Trigger Period, all remaining Insurance Funds is required to be disbursed to the Borrower.

Notwithstanding the above, in the event that an acceptable blanket policy is in effect with respect to the required insurance policies, deposits into the Insurance Account will be suspended to the extent that insurance premiums relate to such acceptable blanket policy. As of the date origination date of the Starwood Industrial Portfolio Whole Loan, an acceptable blanket policy was in effect with respect to the required insurance policies.

Roof Repair Funds and Capital Expenditure Funds

On the Starwood Industrial Portfolio Loan Origination Date, the Borrower is required to deposit with or on behalf of the Lender $880,000.00 on account of certain outstanding roof repairs described on the schedule attached to the Starwood Industrial Portfolio Loan Agreement (such repairs, the “Roof Repair Work” and, the funds reserved therefor, the “Roof Repair Funds”) which amounts are required to be transferred into an Account (the “Capital Expenditure Account”).

On each Starwood Industrial Portfolio Loan Payment Date, (x) the Borrower is required to deposit an amount equal to one-twelfth of the Anticipated Annual Capital expenditures for payments of capital expenditures, which amounts will be transferred into the Capital Expenditure Account, amounts deposited from time to time into the Capital Expenditure Account are referred to as the “Capital Expenditure Funds“.

Notwithstanding the above, the Borrower’s obligation to make monthly deposits into the Capital Expenditure Account will be suspended for so long as (i) the total amount of Capital Expenditure Funds held in the Capital Expenditure Account exceeds the Capital Expenditures Reserve Cap, or (ii) no Trigger Period has occurred and is continuing. Upon the commencement of a Trigger Period, or during the continuance of any Trigger Period, if the total amount of Capital Expenditure Funds held in the Capital Expenditure Account falls below the Capital Expenditures Reserve Cap, the Borrower’s obligation to make monthly deposits will be reinstated on the immediately succeeding Starwood Industrial Portfolio Monthly Payment Date, and will continue until such time as such Trigger Period has ceased in accordance with the Starwood Industrial Portfolio Loan Agreement, or until the total amount of Capital Expenditure Funds held in the Capital Expenditure Account exceeds the Capital Expenditures Reserve Cap. Upon the cessation of a Trigger Period, all remaining Capital Expenditure Funds is required to be disbursed to the Borrower.

“Anticipated Annual Capital Expenditures” means, as of any date of calculation, an amount equal to the product of $0.15 multiplied by the aggregate square footage of the Starwood Industrial Portfolio Mortgaged Properties.

“Capital Expenditures Reserve Cap” means, as of any date of calculation, an amount equal to the product of $0.30 multiplied by the aggregate square footage of the Starwood Industrial Portfolio Mortgaged Properties.

Rollover Funds

The Borrower is required to deposit with or on behalf of the Lender an amount equal to one-twelfth of the Anticipated Annual Tenanting Expenditures, for tenant improvements and leasing commissions that may be incurred following the date hereof, which amounts will be transferred into an account (the “Rollover Account”), amounts deposited from time to time into the Rollover Account are referred to as the “Rollover Funds“.

In addition to the required monthly deposits set forth above, the following items will be deposited into the Rollover Account and held as Rollover Funds: all sums paid with respect to any rejection, termination, surrender or cancellation of any lease (including in any bankruptcy case), any lease buy-out or surrender payment from any tenant or any lease contraction payment from any tenant (including any payment relating to unamortized tenant improvements and/or leasing commissions and/or application of any security deposit) (the “Lease Termination Payments”).

Notwithstanding the above, the Borrower’s obligation to make monthly deposits into the Rollover Account will be suspended for so long as (i) the total amount of Rollover Funds held in the Rollover Account (excluding any Lease Termination Payments held therein) exceeds the Tenanting Expenditures Reserve Cap, or (ii) no Trigger Period has occurred and is continuing. Upon the commencement of a Trigger Period, or during the continuance of any Trigger Period, if the total amount of Rollover Funds held in the Rollover Account (excluding any Lease Termination Payments held therein) falls below the Tenanting Expenditures Reserve Cap, the Borrower’s obligation to make monthly deposits will be reinstated on the immediately succeeding Starwood Industrial Portfolio Monthly Payment Date, and will continue until such time as such Trigger Period has ceased in accordance with the Starwood Industrial Portfolio Loan Agreement, or until the total amount of Rollover Funds held in the Rollover Account (excluding any Lease Termination Payments held therein) exceeds the Tenanting Expenditures Reserve Cap. Upon the cessation of a Trigger Period, all remaining Rollover Funds (except for any remaining Rollover Funds will be disbursed to the Borrower.

“Anticipated Annual Tenanting Expenditures” means, as of any date of calculation, an amount equal to the product of $0.35 multiplied by the aggregate square footage of the Starwood Industrial Portfolio Mortgaged Properties.

“Tenanting Expenditures Reserve Cap” means, as of any date of calculation, an amount equal to the product of $0.70 multiplied by the aggregate square footage of the Starwood Industrial Portfolio Mortgaged Properties.

Cash Collateral Funds

If a Trigger Period is continuing, all Available Cash will be paid to the Lender and transferred by the Lender into an account (the “Cash Collateral Account”) to be held by the Lender as cash collateral for the debt under the Starwood Industrial Portfolio Whole Loan (such amounts, the “Cash Collateral Funds”). Any Cash Collateral Funds on deposit in the Cash Collateral Account not previously disbursed or applied will, upon the termination of such Trigger Period, be disbursed to the Borrower. Notwithstanding the foregoing, the Lender has the right, but not the obligation, at any time during the continuance of a Starwood Industrial Portfolio Loan Event of Default, in its sole and absolute discretion to apply any and all Cash Collateral Funds then on deposit in the Cash Collateral Account to the debt or obligations, in such order and in such manner as the Lender will elect in its sole and absolute discretion, including to make a prepayment of principal (together with the applicable Prepayment Fee and/or Liquidated Damages Amount, if any, applicable thereto) or any other amounts due under the Starwood Industrial Portfolio Loan Agreement.

 “Low Debt Yield Collateral” means either a Low Debt Yield Letter of Credit or a Low Debt Yield Deposit.

“Low Debt Yield Deposit” means immediately available funds, deposited by the Borrower with the Lender as additional collateral for the Starwood Industrial Portfolio Whole Loan, in an amount equal to the amount that, if applied as a prepayment of the Starwood Industrial Portfolio Whole Loan in accordance with the Starwood Industrial Portfolio Loan Agreement, would increase the Debt Yield to equal the Low Debt Yield Level.

“Low Debt Yield Cure Event” occurs if, as of any Calculation Date, the Debt Yield will be greater than or equal to the Low Debt Yield Level.

“Low Debt Yield Letter of Credit” means a letter of credit, delivered by the Borrower to the Lender as additional collateral for the Starwood Industrial Portfolio Whole Loan, having a notional amount equal to the amount that, if cashed in full and applied as a prepayment of the Loan in accordance with the Starwood Industrial Portfolio Loan Agreement, would increase the Debt Yield to equal the Low Debt Yield Level.

“Low Debt Yield Level” means six and one quarter of one percent (6.25%).

“Low Debt Yield Trigger Event” occurs if, as of any Calculation Date, the Debt Yield is less than the Low Debt Yield Level; provided, however, that so long as no Event of Default then exists, to immediately end such Low Debt Yield Trigger Period, the Borrower may deliver to the Lender the Low Debt Yield Collateral. Provided no Event of Default then exists, any Low Debt Yield Collateral held by the Lender will be returned to the Borrower if, as of any subsequent Calculation Date, a Low Debt Yield Cure Event occurs (with Debt Yield being calculated without regard to any Low Debt Yield Collateral then held by the Lender).

“Low Debt Yield Trigger Period” means a period commences if, as of any Calculation Date, a Low Debt Yield Trigger Event occurs, and will end if (a) as of any Calculation Date, a Low Debt Yield Cure Event has occurred or (b) the Borrower delivers to the Lender the Low Debt Yield Collateral.

“Trigger Period” means a period commencing upon (i) the commencement of a Low Debt Yield Trigger Period or (ii) the occurrence of a Starwood Industrial Portfolio Loan Event of Default; and will end if, (A) with respect to a Trigger Period continuing pursuant to clause (i) above, the Low Debt Yield Trigger Period has ended pursuant to the terms thereof or (B) with respect to a Trigger Period continuing pursuant to clause (ii) above, the Starwood Industrial Portfolio Loan Event of Default has been cured (and such cure has been accepted in writing by the Lender) and/or waived (and, in the case of each of the foregoing clauses (A) through (B), no other Trigger Period has occurred and is continuing).

Property Cash Flow Allocation

On each Starwood Industrial Portfolio Loan Payment Date during the term of the Starwood Industrial Portfolio Loan Agreement, except during the continuance of a Starwood Industrial Portfolio Loan Event of Default (and during the continuance of a Starwood Industrial Portfolio Loan Event of Default, at the Lender’s option in its sole and absolute discretion, subject to the terms regarding payment of property taxes and insurance premiums), all funds deposited into the Deposit Account during the immediately preceding Starwood Industrial Portfolio Interest Accrual Period will be applied on such Starwood Industrial Portfolio Loan Payment Date in the following order of priority (and, to the extent the Starwood Industrial Portfolio Mortgaged Properties produces sufficient revenue, application of funds in the Deposit Account to the Tax Account and the Insurance Account, respectively, will be deemed to satisfy the Borrower’s obligation to deposit funds):

(i)            First, to the Tax Account, to make the required payments of Tax Funds, if any, as required under the Starwood Industrial Portfolio Loan Agreement;

(ii)            Second, to the Insurance Account, to make any required payments of Insurance Funds, as required under the Starwood Industrial Portfolio Loan Agreement;

(iii)           Third, to the Lender, funds sufficient to pay the interest due on such Monthly Payment Date;

(iv)           Fourth, to the Capital Expenditure Account, to make the required payments of Capital Expenditure Funds, as required under the Starwood Industrial Portfolio Loan Agreement;

(v)           Fifth, to the Rollover Account, to make the required payments of Rollover Funds, as required under the Starwood Industrial Portfolio Loan Agreement;

(vi)           Sixth, to the Lender, of any other amounts then due and payable under the Starwood Industrial Portfolio Loan Documents;

(vii)          Seventh, to the Borrower, funds in an amount equal to the Monthly Operating Expense Budgeted Amount for payment of such operating expenses (other than for property taxes and insurance premiums);

(viii)         Eighth, to the Borrower, payments for extraordinary operating expenses not set forth in the Approved Annual Budget relating to a Starwood Industrial Portfolio Mortgaged Properties, which extraordinary operating expenses were approved by the Lender, if any;

(ix)           Ninth, all amounts remaining after payment of the amounts set forth under subparagraphs (i) through (ix) above (the “Available Cash”), to the Cash Collateral Account to be held or disbursed under the Starwood Industrial Portfolio Loan Agreement.

(A)  The failure of the Borrower to make all of the payments required under subparagraphs (i) through (vi) above in full on each Starwood Industrial Portfolio Loan Payment Date will constitute a Starwood Industrial Portfolio Loan Event of Default.

The Borrower has pledged, transferred and assigned to the Lender, a continuing perfected security interest in and to, and a general first lien upon, among other things (i) the Deposit Account, the Clearing Account and all of the Borrower’s right, title and interest in and to all cash, property or rights transferred to or deposited in the Deposit Account or the Clearing Account, (ii) all earnings, investments and securities held in the Deposit Account or the Clearing Account and (iii) any and all proceeds of the foregoing.

On a monthly basis, the Lender is required to allocate amounts deposited in the Deposit Account from time to time in accordance with subparagraphs (i) through (x) above or any other applicable provisions of the Starwood Industrial Portfolio Loan Agreement.

All proceeds or awards due to a casualty or condemnation will be deposited in an account (the “Casualty and Condemnation Account”) and applied in accordance with the Starwood Industrial Portfolio Loan Agreement.

“Monthly Operating Expense Budgeted Amount” means the monthly amount set forth in the Approved Annual Budget for operating expenses for the calendar month in which each Starwood Industrial Portfolio Loan Payment Date occurs; provided that, if any management agreement is in place at any of the Starwood Industrial Portfolio Mortgaged Properties, management fees payable to the Property Manager as part of the Monthly Operating Expense Budgeted Amount will not exceed 3% of the rents.

Property Management

The Starwood Industrial Portfolio Mortgaged Properties are currently managed by Becknell Services, L.L.C., an Illinois limited liability company. If the Borrower defaults in the performance or observance of any material term, covenant or condition of the Management Agreement on the part of the Borrower to be performed or observed, then, without limiting the Lender’s other rights or remedies under the Starwood Industrial Portfolio Loan Agreement or the other Starwood Industrial Portfolio Loan Documents, and without waiving or releasing the Borrower from any of its obligations thereunder or under the Management Agreement, the Lender has the right to pay any sums and to perform any act as may be appropriate to cause all the material terms, covenants and conditions of the Management Agreement on the part of the Borrower to be performed or observed.

The Borrower may not (i) surrender, terminate, cancel, materially modify, renew or extend any Management Agreement (except for renewals or extension on the same terms as the then-existing applicable Management Agreement), (ii) enter into any other agreement relating to the management or operation of the Starwood Industrial Portfolio Mortgaged Properties, other than the Management Agreements (iii) consent to the assignment by any Manager of its interest under any Management Agreement, or (iv) waive or release any of its material rights and remedies under any Management Agreement, in each case without the express consent of the Lender; provided, however, that as long as no Starwood Industrial Portfolio Loan Event of Default is then continuing, the Borrower may (i) replace any Property Manager with a Qualified Manager without the prior consent of Lender, and (ii) modify any Management Agreement as necessary to comply with any REIT requirements applicable to Sponsor or to provide for reimbursement of costs actually incurred by Property Manager (provided that such modifications and reimbursements will not materially increase the Borrower’s obligations).

The Lender has the right to require the Borrower to replace any Manager with another property manager or leasing agent, as applicable, chosen by the Borrower and approved by the Lender in its sole discretion (provided, that such approval may be conditioned upon the Borrower delivering a rating agency confirmation from each applicable rating agency as to such new property manager (unless the same is a Qualified Manager) and management agreement) and terminate the existing applicable Management Agreement without payment of any termination fees or other costs upon the occurrence of any one or more of the following events: (i) at any time following acceleration of the Starwood Industrial Portfolio Whole Loan as a result of the occurrence of a Starwood Industrial Portfolio Loan Event of Default, (ii) from and after the Starwood Industrial Portfolio Maturity Date or, (iii) if such Manager becomes insolvent or a debtor in any bankruptcy or insolvency proceeding (an “Insolvent Manager”), provided, however, that if the property manager replacing such Insolvent Manager is not an Affiliate of the Borrower and is otherwise a Qualified Manager, and no Starwood Industrial Portfolio Loan Event of Default is then continuing, then Lender’s consent will not be required for such unaffiliated Qualified Manager replacing such Insolvent Manager.

“Leasing Agreement” means, individually and collectively, as the context requires, one or more leasing agreements with respect to one or more Starwood Industrial Portfolio Mortgaged Properties entered into by and between the Borrower and Leasing Agent on or prior to the November 26, 2019, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms of the Starwood Industrial Portfolio Loan Agreement, or any replacement leasing agreement(s) entered into by and between the Borrower and a Leasing Agent in accordance with the terms of the Starwood Industrial Portfolio Loan Documents, in each case, pursuant to which Leasing Agent is to provide leasing and other services with respect to the Starwood Industrial Portfolio Mortgaged Properties.

“Management Agreement” means individually and collectively, as the context requires, the Property Management Agreement and the Leasing Agreement. As used in the Starwood Industrial Portfolio Loan Agreement, the term “Management Agreement” does not include any Surviving Brokerage Agreements.

“Property Management Agreement” means the property management agreement with respect to the Starwood Industrial Portfolio Mortgaged Properties entered into by and between the Borrower and the current Property Manager on or prior to November 26, 2019, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms of the Starwood Industrial Portfolio Loan Agreement, or any replacement property management agreement(s)

entered into by and between the Borrower and a Property Manager in accordance with the terms of the Starwood Industrial Portfolio Loan Documents, in each case, pursuant to which Property Manager is to provide property management and other services with respect to the Starwood Industrial Portfolio Mortgaged Properties.

“Qualified Manager” means (a) Sponsor, any Guarantor or any Affiliate of Sponsor or any Guarantor that is Controlled or under common Control with Sponsor or any Guarantor, (b) the property managers set forth on Exhibit D attached to the Starwood Industrial Portfolio Loan Agreement (together with their respective successors and/or assigns or their Controlled subsidiaries), (c) or a reputable and experienced management company that (i) manages at least twenty (20) industrial buildings having an aggregate minimum of 3,000,000 net rentable square feet of industrial space (in each case, exclusive of the Starwood Industrial Portfolio Mortgaged Properties), at least 1,000,000 square feet of which is located in the Midwestern region of the United States, and (ii) has at least ten (10) years of Class A industrial property management experience or (d) any Person with respect to which the Borrower has obtained the prior written consent of the Lender, such consent not to be unreasonably withheld, conditioned or delayed.

“Sponsor” means Starwood Real Estate Income Trust, a Maryland corporation.

“Surviving Brokerage Agreements” means, collectively, those agreements listed on the schedule attached to the Starwood Industrial Portfolio Loan Agreement.

Permitted Transfers

Notwithstanding anything to the contrary contained in the Starwood Industrial Portfolio Loan Agreement, the following transfers (the “Permitted Transfers”) are permitted under the Starwood Industrial Portfolio Loan Agreement:

(a)        a Lease entered into in accordance with the Starwood Industrial Portfolio Loan Documents;

(b)        a Permitted Encumbrance;

(c)        a Transfer and Assumption in accordance with the terms of the Starwood Industrial Portfolio Loan Agreement;

(d)        any Transfer set forth in clause (i) below (and its subclauses), provided that such Transfer complies with clauses (ii) through (vii) below:

(i)         subject to satisfaction of the condition in clauses (ii) through (vii) below, the following Transfers are permitted:

(A)        a (x) Public Listing or (y) Public Sale;

(B)        any Transfer by a shareholder in any publicly traded corporation of its shares in any publicly traded corporation;

(C)        the pledge (but not a foreclosure or transfer in lieu or other transfer resulting therefrom, unless no Prohibited Change of Control results therefrom) of any wholly-owned direct or indirect subsidiary of Guarantor or the owner of any direct or indirect interest in Guarantor in connection with corporate credit facilities or working capital lines from one or more financial institutions; provided that the facility involves multiple properties in addition to the Starwood Industrial Portfolio Mortgaged Properties and payment of the obligations under such facility is not dependent solely or primarily from cash flow from the Starwood Industrial Portfolio Mortgaged Properties; and

(D)        any direct or indirect Transfer of (i) shares in Sponsor held by non-controlling shareholders that are not affiliated with Sponsor and (ii) interests in any Becknell Entity (provided that such entities continue to own in the aggregate not more than a ten percent (10%) direct or indirect interest in the Borrower).

(ii)         no Prohibited Change of Control will occur as a result of any of the foregoing Transfers (or if a Prohibited Change of Control does or would occur as a result thereof, then such Transfer will be treated as, and will satisfy all of the conditions of, a Transfer and Assumption);

(iii)        each SPE Entity continues to be a Special Purpose Bankruptcy Remote Entity;

(iv)        if such Transfer would cause the transferee, together with its Affiliates, to Control the Borrower or increase its direct or indirect interest in the Borrower or any Person that Controls the Borrower to an amount which equals or exceeds ten percent (10%), then (A) such transferee is a Qualified Transferee and (B) the Borrower provides to the Lender thirty (30) days prior written notice thereof;

(v)        if such Transfer causes the transferee together with its Affiliates to acquire or to increase its direct or indirect interest in the Borrower from an amount which is less than forty-nine percent (49%) to an amount which equals or exceeds forty-nine percent (49%), to the extent that the Lender determines that the pairings in the most recently delivered non-consolidation opinion with respect to the Starwood Industrial Portfolio Whole Loan no longer apply, the Borrower will deliver to the Lender a non-consolidation opinion in form and substance reasonably satisfactory to the Lender and satisfactory to the applicable rating agencies;

(vi)        in the event of any Transfer of the direct or indirect equity interests in Guarantor (other than with respect to interests of non-Controlling limited partners and non-managing members), or if the Transfer results in any change in the Persons constituting Guarantor, Guarantor has reaffirmed its obligations under the Guaranty and Environmental Indemnity, in writing in form and substance satisfactory to the Lender (other than with respect to Transfers of publicly-traded shares pursuant to clauses (i)(C) and (i)(D) above); and

(vii)       the Starwood Industrial Portfolio Mortgaged Properties continues to be managed by a Qualified Manager.

(e)        A Transfer of the TRS Entity to be a direct, wholly-owned and Controlled subsidiary of the JV.

“PACE Loan” means (x) any “Property-Assessed Clean Energy” loan or (y) any other indebtedness, without regard to the name given to such indebtedness, which is (i) incurred by the Borrower for improvements to the Starwood Industrial Portfolio Mortgaged Properties for the purpose of increasing energy efficiency, increasing use of renewable energy sources, resource conservation, or a combination of the foregoing, and (ii) repaid through multi-year assessments against the Starwood Industrial Portfolio Mortgaged Properties.

 “Prohibited Change of Control” means (i) the failure of Sponsor (or the applicable Starwood successor in the event of a public listing or public sale in accordance with the Starwood Industrial Portfolio Loan Agreement) to continue to directly or indirectly Control Guarantor, (ii) the failure of Guarantor to Control the Borrower, (iii) the failure of the Borrower to be greater than 10% owned, directly or indirectly, by Guarantor or (iv) the failure of the Borrower to be at least 51% owned, directly or indirectly, in the aggregate, by Guarantor and one or more Qualified Controlling Equityholder.

“Transfer” means sell, convey, mortgage, grant, bargain, encumber, pledge, assign or transfer the Starwood Industrial Portfolio Mortgaged Properties or any part thereof, or any interest, direct or indirect, in any SPE Entity, whether voluntarily or involuntarily or enter into or subject the Starwood Industrial Portfolio Mortgaged Properties to a PACE Loan.

“JV” means SREIT-Becknell Holdings, L.P., a Delaware limited partnership.

Transfer and Assumption

The Borrower has, from and after the earlier to occur of (x) thirty (30) days after the securitization of the entire Starwood Industrial Portfolio Mortgage Loan and (y) six (6) months after November 26, 2019, the right to convey the entirety of all Starwood Industrial Portfolio Mortgaged Properties to a new borrower (the “Transferee Mortgage Borrower ”) and have the Transferee Mortgage Borrower assume all of the Borrower’s obligations under the Starwood Industrial Portfolio Loan Documents and (ii) have one or more Approved Replacement Guarantors enter into new or replacements for the Guaranty and the Environmental Indemnity, subject to the terms and satisfaction of all of the conditions precedent set forth in the Starwood Industrial Portfolio Loan Agreement (collectively, a “Property Sale”). Alternatively, from and after the earlier to occur of (x) thirty (30) days after the securitization of the entire Starwood Industrial Portfolio Mortgage Loan and (y) six (6) months after November 26, 2019, the Borrower has the right to have one or more Approved Replacement Guarantors enter into new or replacements for the Guaranty and the Environmental Indemnity, subject to the terms and satisfaction of all of the conditions precedent set forth in the Starwood Industrial Portfolio Loan Agreement, where such Transfer would not otherwise satisfy the conditions for a Permitted Transfer under the Starwood Industrial Portfolio Loan Agreement (the transaction described in clauses (A) and (B), an “Equity Sale”). A Property Sale or an Equity Sale may be referred to as a “Transfer and Assumption“:

(i)            the Borrower has provided the Lender with not less than thirty (30) days prior written notice, which notice contains sufficient detail to enable the Lender to determine that the each Transferee Mortgage Borrower complies with the requirements set forth in the Starwood Industrial Portfolio Loan Agreement;

(ii)            no Starwood Industrial Portfolio Loan Event of Default has occurred and is continuing;

(iii)           if such Transfer and Assumption is a Property Sale, Transferee Mortgage Borrower is a Qualified Transferee and a Special Purpose Bankruptcy Remote Entity in accordance with the Starwood Industrial Portfolio Loan Agreement and the schedule attached to the Starwood Industrial Portfolio Loan Agreement, and if such Transfer and Assumption is an Equity Sale, each SPE Entity will continue to be a Special Purpose Bankruptcy Remote Entity in accordance with the Starwood Industrial Portfolio Loan Agreement and the schedule attached to the Starwood Industrial Portfolio Loan Agreement;

(iv)           each Transferee Mortgage Borrower is Controlled by, and no less than 51% of the direct or indirect equity interests in each Transferee Mortgage Borrower is owned by, a Qualified Controlling Equityholder;

(v)           the Starwood Industrial Portfolio Mortgaged Properties is managed by an Qualified Manager;

(vi)           in the case of a Property Sale, Transferee Mortgage Borrower has executed and delivered to the Lender an assumption agreement in form and substance acceptable to the Lender;

(vii)          each replacement guarantor and indemnitor is an Approved Replacement Guarantor;

(viii)         each Approved Replacement Guarantor delivers to the Lender either (A) an assumption agreement in form and substance satisfactory to the Lender, pursuant to which such Approved Replacement Guarantor assumes all of the obligations of Guarantor under the Guaranty (except that any liability cap with respect to bankruptcy or insolvency events is no longer applicable) and the Environmental Indemnity or (B) a guaranty of recourse obligations (in the same form as the

Guaranty delivered to the Lender by Guarantor on November 26, 2019, except that that any liability cap with respect to bankruptcy or insolvency events) (a “Replacement Guaranty”) and an environmental indemnity agreement (in the same form as the Environmental Indemnity delivered to the Lender by Guarantor on the date hereof) (a “Replacement Environmental Indemnity”), pursuant to which, in each case, the Approved Replacement Guarantor(s) agree(s) to be liable under Guaranty and Environmental Indemnity (or the Replacement Guaranty and Replacement Environmental Indemnity, as applicable) from and after the date of such Transfer and Assumption (whereupon the previous guarantor will be released from any further liability under the Guaranty and the Environmental Indemnity for acts that arise from and after the date of such Transfer and Assumption and such Approved Replacement Guarantor(s) is a “Guarantor” for all purposes set forth in the Starwood Industrial Portfolio Loan Agreement);

(ix)           Transferee Mortgage Borrowers submit to the Lender true, correct and complete copies of all documents requested by the Lender concerning the organization and existence of each Transferee Mortgage Borrower and each Approved Replacement Guarantor;

(x)           Satisfactory search results have been received by the Lender with respect to (A) each Approved Replacement Guarantor, (B) each Transferee Mortgage Borrower, (C) any Person that Controls the Borrower or any Transferee Mortgage Borrower or owns an equity interest in the Borrower or any Transferee Mortgage Borrower, or in any Person that Controls the Borrower or any Transferee Mortgage Borrower, which equals or exceeds ten percent (10%) and (D) any other Person required by the Lender or any of the Lenders in order for any the Lender to fulfill its then-current internal policies and procedures;

(xi)           if any portion of the Starwood Industrial Portfolio Mortgage Loan is the subject of a securitization, the Lender has received a rating agency confirmation from each of the applicable rating agencies;

(xii)          counsel to Transferee Mortgage Borrowers and Approved Replacement Guarantor(s) delivers to the Lender opinions in form and substance satisfactory to the Lender as to such matters as the Lender requires, which may include opinions as to substantially the same matters and were required in connection with the origination of the Starwood Industrial Portfolio Mortgage Loan (including a new substantive non-consolidation opinion);

(xiii)         with respect to a Property Sale, Transferee Mortgage Borrower cause to be delivered to the Lender, an endorsement (relating to the change in the identity of the vestee and execution and delivery of the Transfer and Assumption documents) to the title insurance policies in form and substance acceptable to the Lender, in the Lender’s sole discretion;

(xiv)         Transferee Mortgage Borrower and/or the Borrower, as the case may be, deliver to the Lender, upon such conveyance, a transfer fee equal to the product of $500,000, multiplied by a fraction, the numerator of which is the outstanding principal balance immediately prior to such Transfer and Assumption, and the denominator of which is the sum of the outstanding principal balance;

(xv)          the Borrower pays all of reasonable out-of-pocket costs and expenses in connection with the Transfer and Assumption actually incurred by the Lender; and

(xvi)         the Borrower has otherwise received either (A) if the Starwood Industrial Portfolio Mortgage Loan has not been the subject of a securitization, the Lender’s prior written consent to such Transfer and Assumption or (B) if the Starwood Industrial Portfolio Mortgage Loan has been the subject of a securitization, the Lender’s reasonable determination that all of the foregoing conditions have been satisfied (including the Lender’s receipt of a rating agency confirmation from each of the applicable rating agencies).

“Approved Replacement Guarantor” means a Person (i) that is a Qualified Transferee, (ii) that maintains an office in, and is subject to service in, the United States or Canada, (iii) that has sufficient assets in the United States or Canada to satisfy the Guarantor Financial Covenants, (iv) whose identity, experience, financial condition and creditworthiness, including net worth and liquidity, is acceptable to the Lender in the Lender’s sole discretion, and for which the Lender has received a rating agency confirmation from each applicable rating agency, (v) that is Controlled by Sponsor (or, following a Transfer and Assumption, by a Qualified Controlling Equityholder) and (vi) that Controls or is under common Control with the Borrower (or Transferee Borrower, as applicable) and owns a direct or indirect interest in the Borrower (or Transferee Borrower, as applicable). If following the delivery to the Lender of Replacement Guaranties and Replacement Environmental Indemnities from one or more Approved Replacement Guarantors, there are two or more Guarantors (including such Approved Replacement Guarantor(s)), then (A) only one such Guarantor must Control the Borrower or be under common Control with the Borrower (or Transferee Borrower, as applicable), directly or indirectly, (B) each Guarantor must own a direct or indirect interest in the Borrower (or Transferee Borrower, as applicable) and (C) the obligations of all Guarantors and Approved Replacement Guarantors are joint and several.

“Guarantor Financial Covenant” means the covenant in the Guaranty that requires, until the Starwood Portfolio Whole Loan has been paid in full, Guarantor to at all times maintain a net worth of not less than $210,000,000.

“Eligibility Requirements” means, with respect to any person, that such person (i) has total assets (owned or under management) in excess of $750,000,000, and (except with respect to a pension advisory firm or similar fiduciary) capital/statutory surplus or shareholder’s equity in excess of $400,000,000, in each case excluding the Starwood Industrial Portfolio Mortgaged Properties, and (ii) owns not less than 20 industrial buildings substantially similar to the Starwood Industrial Portfolio Mortgaged Properties having an aggregate minimum of 3,000,000 net rentable square feet of industrial space (exclusive of the Starwood Industrial Portfolio Mortgaged Properties).

“Qualified Controlling Equityholder” means a Qualified Transferee that satisfies any of clauses (i) through (iv) below: (i) any of Sponsor or any SCGG Fund Vehicle, (ii) any public vehicle, bank, savings and loan association, investment bank, insurance company, trust company, commercial credit corporation, pension plan, pension fund, pension advisory firm, university endowment, sovereign wealth fund, mutual fund, government entity or plan, real estate company, investment fund, public or private real estate investment trust or any entity substantially similar to any of the foregoing, in each such case, that satisfies the definition of Eligibility Requirements, (iii) an investment fund, hedge fund, private equity fund, limited liability company, limited partnership or general partnership in or for which a nationally recognized manager of investment funds in debt or equity interests relating to commercial real estate that satisfies clause (i) or (ii) above, directly or indirectly, acts as the managing partner or managing member, and at least 50% of the equity interests in such investment vehicle are owned directly or indirectly by entities that otherwise satisfy clause (i) or (ii) above or (iv) any other entity with respect to which either (1) prior to the securitization of the Starwood Industrial Portfolio Mortgage Loan, the Lender has approved in its reasonable discretion or (2) after the securitization of the Starwood Industrial Portfolio Mortgage Loan, a rating agency confirmation has been obtained.

“Qualified Transferee” means a Person for whom the Lender has received (x) satisfactory evidence that such Person (a) has never been indicted or convicted of, or pled guilty or no contest to, a capital offense or fraud, embezzlement or other financial crime felony, (b) has never been (and is not affiliated with any Person that has been) indicted or convicted of, or pled guilty or no contest to, a Patriot Act Offense and is not on any Government List and (c) has never been the subject of a voluntary or involuntary (to the extent the same has not been discharged) bankruptcy proceeding in the previous seven (7) years and (y) satisfactory search results).

“SCGG Fund Vehicle” means any investment vehicle, investment partnership or feeder or aggregator entity with a net worth of at least $300,000,000 that is Controlled by or under common Control with an SCGG Party.

“SCGG Party” means any of (i) Starwood Capital Group Global, L.P., (ii) Starwood Capital Group Global II, L.P., (iii) Starwood Capital Group Global I, L.L.C., (iv) Starwood Capital Group Holdings, L.P., or (v) another commonly Controlled entity having reasonably equivalent ownership and Control as any other SCGG Party.

Liens

The Starwood Industrial Portfolio Loan Documents provide that the Borrower is not permitted to incur any liens on any direct or indirect interest in the Borrower or any portion of the Starwood Industrial Portfolio Mortgaged Properties, other than the Permitted Encumbrances.

“Operations Agreements” means any covenants, restrictions, easements, declarations or agreements of record relating to the construction, operation or use of the Starwood Industrial Portfolio Mortgaged Properties, together with all amendments, modifications or supplements thereto.

“Permitted Encumbrances” means, collectively, (i) the liens and security interests created by the Starwood Industrial Portfolio Loan Documents, (ii) all encumbrances and other matters disclosed in the title insurance policies, (iii) liens, if any, for property taxes or other charges imposed by any governmental authority having jurisdiction over the Borrower or the Starwood Industrial Portfolio Mortgaged Properties not yet due or delinquent, (iv) the grant of easements, restrictions, and rights of way in the ordinary course of business for water and sewer lines, telephone lines, electric lines or other utilities, provided that no such easement, restriction or right of way has a material adverse effect, (v) rights of existing and future tenants as tenants only pursuant to Leases entered into in accordance with the terms of the Starwood Industrial Portfolio Loan Agreement, (vi) the Operations Agreements, (vii) any workers’, mechanics’ or other similar liens on the Starwood Industrial Portfolio Mortgaged Properties provided that any such lien is bonded or discharged within thirty (30) days after the Borrower first receives written notice of such lien or which is being contested in good faith in accordance with the requirements of the Starwood Industrial Portfolio Loan Agreement, and (viii) such other title and survey exceptions as the Lender has approved or may approve in writing in the Lender’s reasonable discretion.

Leases and Major Contracts

Leases

Upon request by the Lender, the Borrower is required to furnish the Lender with executed copies of all leases then in effect and not previously provided to the Lender. All renewals of leases and all proposed leases will provide for rental rates and terms comparable to existing local market terms and will be arm’s length transactions with bona fide, independent third-party tenants.

Any lease and any renewals (other than with respect to renewal or extension rights set forth in the Leases in effect as of November 26, 2019), amendments or modification of a lease, other than a Starwood Industrial Portfolio Major Lease (or a renewal, amendment or modification to a Starwood Industrial Portfolio Major Lease) that meets the following requirements may be entered into by the Borrower without the Lender’s prior consent: (i) provides for economic terms, including rental rates, comparable to existing local market rates for similar properties and is otherwise on commercially reasonable terms, (ii) has an initial term of not less than three years and a total term (together with all extension and renewal options) of not more than 20 years, (iii) unless a subordination, non-disturbance and attornment agreement is delivered pursuant to the Starwood Industrial Portfolio Loan Agreement, provides that such lease is subordinate to the applicable mortgage and the applicable assignments of lease and that the tenant thereunder will attorn to the Lender and any purchaser at a foreclosure sale, (iv) is written substantially in accordance with the standard form of lease for industrial space, which has been approved by the Lender (subject to any commercially reasonable changes made in the course of negotiations with the applicable tenant) or other commercially reasonable and market form of lease, (v) is not with an Affiliate of the Borrower or any Guarantor, and (vi) does not contain any option to purchase, any right of first refusal to purchase, any right to terminate prior to the end of the third lease year (except if such termination right is triggered by the destruction or condemnation of substantially all of the Starwood Industrial Portfolio Mortgaged Properties

or by an uncured landlord default), provided that the foregoing does not apply to any subleases except to the extent the Borrower has an approval right over such renewal, amendment or modification or right to sublease. All other leases (including Starwood Industrial Portfolio Major Leases but excluding subleases with tenants who are not Affiliates of the Borrower) and all renewals, amendments and modifications thereof executed after the Starwood Industrial Portfolio Loan Origination Date are subject to the Lender’s prior approval.

The Borrower may not permit or consent to any assignment or sublease of any Starwood Industrial Portfolio Major Lease without the Lender’s prior written approval (other than assignments or subleases expressly permitted under any Starwood Industrial Portfolio Major Lease pursuant to a unilateral right of the tenant thereunder not requiring the consent of the Borrower), such approval not to be unreasonably withheld, conditioned or delayed.

“Lease” means any lease, sublease or sub-sublease, letting, license, concession or other agreement (whether written or oral and whether now or hereafter in effect) pursuant to which any Person is granted a possessory interest in, or right to use or occupy, all or any portion of any space in the Starwood Industrial Portfolio Mortgaged Properties, and every modification, amendment or other agreement (whether written or oral and whether now or hereafter in effect) relating to such lease, sublease, sub-sublease or other agreement entered into in connection with such lease, sublease, sub-sublease or other agreement, and every guarantee of the performance and observance of the covenants, conditions and agreements to be performed and observed by the other party thereto, whether before or after the filing by or against the Borrower of any petition for relief under the Bankruptcy Code. As used herein, the term “Leases” does not include (i) any Operations Agreement, (ii) any Major Contract, or (iii) the Management Agreements.

“Starwood Industrial Portfolio Major Lease” means any Lease which (i) when aggregated with all other Leases at the Starwood Industrial Portfolio Properties with the same tenant, and assuming the exercise of all expansion rights and all preferential rights to lease additional space contained in such Lease, covers more than 250,000 rentable square feet, (ii) is for a single-tenant building with 150,000 or more rentable square feet, (iii) contains an option or preferential right to purchase all or any portion of the Starwood Industrial Portfolio Mortgaged Properties, (iv) is with an Affiliate of the Borrower as tenant, or (v) is entered into during the continuance of an Starwood Industrial Portfolio Loan Event of Default.

Major Contracts

Each SPE Entity is required to obtain the Lender’s prior written approval of any and all Major Contracts entered into after November 26, 2019, affecting the Starwood Industrial Portfolio Mortgaged Properties, which approval will not be unreasonably withheld.

“Major Contract” means (i) any cleaning, maintenance, service or other contract or agreement of any kind of a material nature (materiality for these purposes means contracts which extend beyond one year (unless cancelable on thirty (30) days or less notice without requiring the payment of termination fees or payments of any kind) under which the Borrower has the obligation to pay more than $250,000 per annum), (ii) any contract or agreement with an Affiliate of the Borrower, in any case relating to the ownership, leasing, management, use, operation, maintenance, repair or restoration of the Starwood Industrial Portfolio Mortgaged Properties, whether written or oral, including without limitation, the Poynter Construction Contract, or (iii) the Post Closing Escrow Agreement. The term “Major Contract” excludes all Leases, Operations Agreements and the Management Agreements.

“Poynter Construction Contract” means that certain AIA Document A141-2004 Standard Form of Agreement between Owner and Design-Builder, between Manager and The Peterson Company LLC, dated as of July 22, 2019.

“Post Closing Escrow Agreement” means that certain Post-Closing Escrow Agreement, dated as of November 26, 2019, by and among the Borrower, Indiana Becknell Investors 2011 LLC, a Delaware limited liability company, Indiana Becknell Investors LLC, a Delaware limited liability company, Indiana Land Becknell Investors LLC, a Delaware limited liability company, Becknell Properties, an Illinois general partnership, and Chicago Title Insurance Company.

Risk Management

Insurance

The Borrower is required to obtain and maintain, or cause to be maintained, insurance policies for the Borrower and the Starwood Industrial Portfolio Mortgaged Properties, providing at least the following coverages:

(i)        property insurance against loss or damage by fire, any type of wind (including named storm), lightning and such other perils as are included in a standard “special form” policy (formerly known as an “all-risk” endorsement policy), and against loss or damage by all other risks and hazards covered by a standard extended coverage insurance policy, with no exclusion for damage or destruction caused by acts of “terrorism” riot and civil commotion, vandalism, malicious mischief, burglary and theft (A) in an amount equal to 100% of the “Full Replacement Cost” of the Starwood Industrial Portfolio Mortgaged Properties, which for purposes of the Starwood Industrial Portfolio Loan Agreement will mean actual replacement value (exclusive of costs of excavations, foundations, underground utilities and footings) with a waiver of depreciation; (B) have deductibles no greater than $250,000, with the exception of windstorm or earthquake, which may have deductibles not to exceed 5% of the total insurable value of the Starwood Industrial Portfolio Mortgaged Properties per occurrence; (C) to be written on a no coinsurance form or containing an agreed amount endorsement with respect to the improvements and personal property at the Starwood Industrial Portfolio Mortgaged Properties waiving all co-insurance provisions; and (D) containing an ordinance or law coverage or “Enforcement” endorsement if any of the improvements or the use of the Starwood Industrial Portfolio Mortgaged Properties will at any time constitute legal non-conforming structures or uses, and compensating for loss of value or property resulting from operation of law and the cost of demolition and the increased cost of construction in amounts as reasonably required by the Lender. In addition, the Borrower is required to obtain: (y) if any portion of the improvements is currently or at any time in the future located in a federally designated “special flood hazard area”, flood hazard insurance in an amount equal to (1) the maximum amount of such insurance available under the National Flood Insurance Act of 1968, the Flood Disaster Protection Act of 1973 or the National Flood Insurance Reform Act of 1994, as each may be amended (the “Flood Insurance Acts”), (2) plus such greater amount as the Lender will reasonably require, subject to a deductible not to exceed an amount equal to the maximum available through the Flood Insurance Acts; and (z) earthquake insurance in amounts and in form and substance satisfactory to the Lender, in the event the Starwood Industrial Portfolio Mortgaged Properties provided that the insurance pursuant to clauses (y) and (z) will be on terms consistent with the comprehensive all risk insurance policy required under this paragraph (i);

(ii)       commercial general liability insurance, including a broad form comprehensive general liability endorsement and coverages against claims for personal injury, bodily injury, death or property damage occurring upon, in or about the Starwood Industrial Portfolio Mortgaged Properties, such insurance (A) to be on the so-called “occurrence” form and containing minimum limits per occurrence of $1,000,000 per occurrence and $2,000,000 in the aggregate per policy year, excluding umbrella coverage; (B) to continue at not less than the aforesaid limit until required to be changed by the Lender by reason of changed economic conditions making such protection inadequate; and (C) to cover at least the following hazards: (1) the Starwood Industrial Portfolio Mortgaged Properties and operations; (2) products and completed operations on an “if any” basis; (3) independent contractors; and (4) contractual liability for all legal contracts to the extent the same is available;

(iii)       rental loss and/or business income interruption insurance (A) with loss payable to the Lender; (B) covering all risks required to be covered by the insurance provided for in paragraph (i) above and paragraph (xii) below; (C) covering a period beginning on the date of the casualty and continuing until the restoration of the Starwood Industrial Portfolio Mortgaged Properties is completed and containing an extended period of indemnity endorsement which covers the 12-month period commencing on the date on which the such Starwood Industrial Portfolio Mortgaged

Properties has repaired or replaced and operations are resumed; and (D) in an amount equal to 100% of the projected gross revenue from such Starwood Industrial Portfolio Mortgaged Properties for a period of 24 months from the date of the applicable policy. The amount of such business income insurance will be determined at least once each year thereafter based on the Borrower’s reasonable estimate of the gross revenue from such Starwood Industrial Portfolio Mortgaged Properties (less non-continuing expenses);

(iv)       at all times during which structural construction, repairs or alterations are being made with respect to the improvements, and only if the property or liability coverage form does not otherwise apply, (A) owner’s contingent or protective liability insurance covering claims not covered by or under the terms or provisions of the above-mentioned commercial general liability insurance policy; and (B) the insurance provided for in paragraph (i) above written in a so-called builder’s risk completed value form (1) on a non-reporting basis, (2) against all risks insured against pursuant to subparagraph (i) above, (3) including permission to occupy the Starwood Industrial Portfolio Mortgaged Properties (as applicable), and (4) with an agreed amount endorsement waiving co-insurance provisions;

(v)       workers’ compensation, subject to the statutory limits of the state in which the Starwood Industrial Portfolio Mortgaged Properties is located, and employer’s liability insurance with limits which are required from time to time by the Lender in respect of any work or operations on or about the Starwood Industrial Portfolio Mortgaged Properties, or in connection with the Starwood Industrial Portfolio Mortgaged Properties or their operation (if applicable);

(vi)       comprehensive boiler and machinery insurance, if applicable, in amounts as will be reasonably required by the Lender on terms consistent with the commercial property insurance policy required under subparagraph (i) above;

(vii)      umbrella liability insurance in addition to primary coverage in an amount not less than $100,000,000 per occurrence on terms consistent with the commercial general liability insurance policy required under paragraph (ii) above and paragraph (viii) below;

(viii)     motor vehicle liability coverage for all owned and non-owned vehicles, including rented and leased vehicles containing minimum limits per occurrence, including umbrella coverage, with limits which of not less than $1,000,000, (if applicable);

(ix)      insurance against employee dishonesty in an amount acceptable to lender, but no greater than $1,000,000 (if applicable);

(x)       upon 60 days’ notice, such other reasonable insurance and in such reasonable amounts as the Lender from time to time may reasonably request against such other insurable hazards which at the time are commonly insured against for properties similar to the Starwood Industrial Portfolio Mortgaged Properties located in or around the region in which the Starwood Industrial Portfolio Mortgaged Properties is located;

(xi)      the property insurance, commercial general liability insurance, umbrella liability insurance and rental loss and/or business interruption insurance required under paragraphs (i), (ii), (iii) and (vii) above will cover perils of terrorism and acts of terrorism (or at least not specifically exclude same) and the Borrower will maintain property insurance, commercial general liability insurance, umbrella liability insurance and rental loss and/or business interruption insurance for loss resulting from perils and acts of terrorism on terms (including amounts and deductibles) consistent with those required under paragraphs (i), (ii), (iii) and (vii) above (or at least not specifically excluding same) at all times during the term of the Starwood Industrial Portfolio Whole Loan. For so long as the Terrorism Risk Insurance Program Reauthorization Act of 2015 or any replacement, reauthorization or extension thereof (“TRIPRA”) is in effect, the Lender will accept terrorism insurance with coverage against acts which are “certified” within the meaning of TRIPRA, provided TRIPRA continues to cover foreign and domestic acts;

(xii)      notwithstanding anything in paragraph (i) or (xii) above to the contrary, the Borrower will be required to obtain and maintain coverage in its property insurance policy (or by a separate policy) against loss or damage by terrorist acts in an amount equal to 100% of the Full Replacement Cost of the Starwood Industrial Portfolio Mortgaged Properties plus the rental loss and/or business interruption coverage under paragraph (iii) above; provided that such coverage is commercially available. In the event that such coverage with respect to terrorist acts is not included as part of the “all risk” property policy required by paragraph (i) above, the Borrower will, nevertheless be required to obtain coverage for terrorism (as standalone coverage) in an amount equal to 100% of the Full Replacement Cost of the Starwood Industrial Portfolio Mortgaged Properties plus the rental loss and/or business interruption coverage under paragraph (iii) above; provided that such coverage is commercially available. The Borrower will obtain the coverage required under this paragraph (xii) from a carrier which otherwise satisfies the rating criteria specified below (a “Qualified Carrier”) or in the event that such coverage is not available from a Qualified Carrier, the Borrower is required to obtain such coverage from the highest rated insurance company providing such coverage. Notwithstanding the foregoing, in the event TRIPRA expires or is otherwise no longer in effect for any reason, the Borrower will be required to carry terrorism insurance throughout the term of the Starwood Industrial Portfolio Whole Loan as required in this clause (i), but in such event, the Borrower will not be required to pay any insurance premiums solely with respect to such terrorism coverage for any applicable policy period after the date TRIPRA expires or is otherwise no longer in effect for any reason in excess of the applicable Terrorism Premium Cap and, if the cost of such terrorism coverage exceeds the Terrorism Premium Cap, the Borrower will br required to purchase the maximum amount of terrorism coverage available with funds equal to the Terrorism Premium Cap. Such insurance will not have a deductible in excess of $50,000; and

(xiii)     in addition to the insurance coverages described above, the Borrower will obtain such other insurance as may from time to time be reasonably required by the Lender in order to protect its interests.

“Terrorism Premium Cap” means, for any applicable policy period, an amount equal to two times the amount of the insurance premiums that would then be payable for such policy period under required insurance policies obtained at then-current market rates on a stand-alone basis in respect of property and business interruption/rental loss insurance required under the Starwood Industrial Portfolio Loan Documents (excluding terrorism and earthquake components of such casualty and business interruption/rental loss insurance) obtained as of the date the applicable new terrorism insurance is being obtained and provided, however, that in no event will any insurance premiums paid with respect to required insurance policies in effect prior to the date TRIPRA expires or is otherwise no longer in effect for any reason be included for purposes of determining whether the amount of terrorism insurance premiums paid by the Borrower for any applicable period meet or exceed the Terrorism Premium Cap.

“TRIPRA” means the Terrorism Risk Insurance Program Reauthorization Act of 2015 or any replacement, reauthorization or extension thereof.

Any blanket insurance policy will be subject to the Lender’s approval and will otherwise provide the same protection as would a separate policy insuring only the Starwood Industrial Portfolio Mortgaged Properties in compliance with the provisions of paragraph (a) above (any such blanket policy, an “Acceptable Blanket Policy”). To the extent that the policies are maintained pursuant to an Acceptable Blanket Policy that covers more than one location within a one thousand foot radius of the Starwood Industrial Portfolio Mortgaged Properties, the limits of such Acceptable Blanket Policy must be sufficient to maintain coverage as set forth in paragraph (a) above for the Starwood Industrial Portfolio Mortgaged Properties and any and all other locations combined within such radius that are covered by such blanket policy calculated on a total insured value basis.

All insurance policies described above (i) provide that, with respect to policies of property insurance, (1) no act or negligence of the Borrower, or anyone acting for the Borrower, or of any tenant or other occupant, or failure to comply with the provisions of any policy, which might otherwise result in a forfeiture of the insurance or any part thereof, or foreclosure or similar action, will in any way affect the validity or enforceability of the insurance insofar as the Lender is concerned, (2) the policy will not be canceled without at least 30 days’ written notice to the Lender (other than in the case of non-payment in which case only ten days prior notice, or the shortest time allowed by applicable legal requirement (whichever is longer), will be required) and will not be materially changed (other than to increase the coverage provided thereby) without such a thirty 30 day notice and (3) the issuers thereof will give notice to the Lender if the issuers elect not to renew such policies prior to its expiration. If the issuers cannot or will not provide notice, the Borrower will be obligated to provide such notice; (ii) provide that, with respect to all other policies, if available using commercially reasonable efforts, the policy will not be canceled without at least thirty (30) days’ written notice to the Lender and any other party named therein as an additional insured (other than in the case of non-payment in which case only ten days prior notice, or the shortest time allowed by applicable legal requirement (whichever is longer), will be required); and (iii) not contain any provisions whereby the Lender will be liable for any insurance premiums thereon or subject to any assessments thereunder.

All policies of insurance required pursuant to the Starwood Industrial Portfolio Loan Agreement are required (i) to be issued by companies licensed to do business in the state where the Starwood Industrial Portfolio Mortgaged Properties is located, with a financial strength and claims paying ability rating of a financial strength and claims paying ability rating of (1) (x) “A” or better by S&P, (y) “A2” or better by Moody’s, to the extent Moody’s rates the Loan-Specific Certificates, and rates the applicable insurance company and (z) “A” or better by Fitch, to the extent Fitch rates the Loan-Specific Certificates and rates the applicable insurance company (provided, however for multi-layered policies, (A) if four (4) or fewer insurance companies issue the policies, then at least 75% of the insurance coverage represented by the policies must be provided by insurance companies with a rating of “A” or better by S&P, “A2” or better by Moody’s, to the extent Moody’s rates the Loan-Specific Certificates, and “A” or better by Fitch, to the extent Fitch rates the Loan-Specific Certificates and rates the applicable insurance company, with no remaining carrier below “BBB” with S&P, “Baa2” Moody’s, to the extent Moody’s rates the Loan-Specific Certificates and rates the applicable insurance company and rates the applicable insurance company, or (B) if 5 or more insurance companies issue the policies, then at least 60% of the insurance coverage represented by the policies must be provided by insurance companies with a rating of “A” or better by S&P, “A2” or better by Moody’s, to the extent Moody’s rates the Loan-Specific Certificates and rates the applicable insurance company, and “A” or better by Fitch, to the extent Fitch rates the Loan-Specific Certificates and rates the applicable insurance company, with no remaining carrier below “BBB” with S&P, “Baa2” by Moody’s, to the extent Moody’s rates the Loan-Specific Certificates and rates the applicable insurance company and rates the applicable insurance company), and (2) “A:X” or better in the current Best’s Insurance Reports; (ii) with respect to all property insurance policies and rental loss and/or business interruption insurance policies, to contain a Standard Mortgagee Clause/Lender’s Loss Payable Endorsement, or their equivalents, naming the Lender as the person to whom all payments made by such insurance company will be paid, (iii) will, with respect to all public liability policies, name the Lender and their successors and/or assigns as an additional insured; (iv) will contain a waiver of subrogation against the Lender; (v) to contain such provisions as the Lender deems reasonably necessary or desirable to protect its interest including endorsements providing (A) that neither the Borrower, the Lender nor any other party will be a co-insurer under said policies and (B) in addition to complying with any other requirements expressly set forth in the Starwood Industrial Portfolio Loan Agreement for a deductible per loss of an amount not more than that which is customarily maintained by prudent owners of properties with a standard of operation and maintenance comparable to and in the general vicinity of the Starwood Industrial Portfolio Mortgaged Properties, but in no event in excess of an amount reasonably acceptable to the Lender; and (vi) to be satisfactory in form and substance to the Lender and will be approved by the Lender as to amounts, form, risk coverage, deductibles, loss payees and insureds.

In the event of foreclosure of any mortgage or other transfer of title to the Starwood Industrial Portfolio Mortgaged Properties in extinguishment in whole or in part of the Starwood Industrial Portfolio Whole Loan, all right, title and interest of the Borrower in and to the policies that are not blanket policies then in force concerning such Starwood Industrial Portfolio Mortgaged Properties and all proceeds payable thereunder will thereupon vest in the purchaser at such foreclosure or the Lender or other transferee in the event of such other transfer of title.

Casualty and Condemnation

The Borrower is required to give prompt notice to the Lender of any casualty or condemnation or of the actual or threatened commencement of any proceedings that would result in a condemnation of all or any portion of the Starwood Industrial Portfolio Mortgaged Properties. With respect to a condemnation, the Lender may participate in any such proceedings, and the Borrower is required to deliver to the Lender from time to time all instruments requested by it to permit such participation and, at its expense, diligently prosecute any such proceedings, and consult with the Lender, its attorneys and experts, and cooperate with them in the carrying on or defense of any such proceedings.

Following the occurrence of a casualty, the Borrower, regardless of whether insurance proceeds are available, is required to promptly proceed to restore, repair, replace or rebuild the affected Starwood Industrial Portfolio Mortgaged Properties in accordance with legal requirements to be of at least equal value and of substantially the same character as prior to such damage or destruction. The Lender may, but will not be obligated to make proof of loss if not made promptly by the Borrower with respect to the Starwood Industrial Portfolio Mortgaged Properties. In addition, the Lender may participate in any settlement discussions with any insurance companies (and will approve any final settlement) (i) if a Starwood Industrial Portfolio Loan Event of Default is continuing or (ii) with respect to any casualty in which the Net Proceeds or the costs of completing the restoration in excess of the Alteration Threshold and the Borrower will deliver to the Lender all instruments required by the Lender to permit such participation. Except as set forth in the foregoing sentence, any insurance proceeds in connection with any casualty will be due and payable solely to the Lender and held by the Lender in accordance with the terms of the Starwood Industrial Portfolio Loan Agreement. In the event the Borrower or any party other than the Lender is a payee on any check representing insurance proceeds with respect to any casualty, the Borrower will immediately endorse, and cause all such third parties to endorse, such check payable to the order of the Lender.

In connection with any restoration: (a) if the Net Proceeds are in an amount equal to or less than the Alteration Threshold, and provided no Starwood Industrial Portfolio Loan Event of Default is continuing, the Net Proceeds will be disbursed by the Lender to the Borrower upon receipt, provided that all of the conditions set out in the immediately following paragraph are met and the Borrower delivers to the Lender a written undertaking to expeditiously commence and to satisfactorily complete with due diligence the restoration in accordance with the terms of the Starwood Industrial Portfolio Loan Agreement, and (b) If the Net Proceeds are equal to or greater than the Alteration Threshold, the Net Proceeds will be held by the Lender and the Lender will make the Net Proceeds available for the restoration in accordance with the conditions described in the immediately following paragraph.

The Net Proceeds will be made available to the Borrower for restoration upon the determination of the Lender, in its sole discretion, that the following conditions are met: (A) no Starwood Industrial Portfolio Loan Event of Default has occurred and is continuing; (B) (1) in the event the Net Proceeds are Insurance Proceeds, less than 25% of the total floor area of the improvements on the affected Starwood Industrial Portfolio Mortgaged Properties has been damaged, destroyed or rendered unusable as a result of such casualty or (2) in the event the Net Proceeds are Condemnation Proceeds, less than 10% of the land constituting the affected Starwood Industrial Portfolio Mortgaged Properties is taken, and such land is located along the perimeter or periphery of such Starwood Industrial Portfolio Mortgaged Properties, and no material portion of the improvements is located on such land; (C) leases demising in the aggregate a percentage amount equal to or greater than 75% of the total rentable space in the affected Starwood Industrial Portfolio Mortgaged Properties which has been demised under executed and delivered leases in effect as of the date of the occurrence of such casualty or condemnation, whichever the case may be, will remain in full force and effect during and after the completion of the restoration without abatement of rent beyond the time required for restoration, notwithstanding the occurrence of any such casualty or condemnation, whichever the case may be, and will make all necessary repairs and restorations thereto that are not being made by the Borrower as part of the restoration at the Borrower’s sole cost and expense; (D) the Borrower commences the restoration as soon as reasonably practicable (but in no event later than 90 days after such casualty or condemnation, whichever the case may be, occurs) and diligently pursues the same to satisfactory completion; (E) the Lender is satisfied that any operating deficits, including all scheduled payments of principal and interest under the Starwood Industrial Portfolio Notes, which will be incurred with respect to the affected Starwood Industrial Portfolio Mortgaged Properties as a result of the occurrence of any such casualty or condemnation, whichever the case may be, will be covered out of (1) the Net Proceeds, (2) the rental loss and/or business income interruption insurance, if applicable, or (3) by other funds of the Borrower; (F) the Lender is satisfied that the restoration has been completed on or before the earliest to occur of (1) the date 6 months prior to the Starwood Industrial Portfolio Stated Maturity Date, (2) the earliest date required for such completion under the terms of any lease, (3) such time as may be required under applicable legal requirements or 6 months prior to the expiration of the rental loss and/or business income interruption insurance coverage; (G) the Lender is satisfied that the restoration has been completed in accordance with any applicable requirements under any Management Agreement; (H) the affected Starwood Industrial Portfolio Mortgaged Properties and the use thereof after the restoration have been in compliance in all material respects with and permitted under all applicable legal requirements; (I) the restoration has been done and completed by the Borrower in an expeditious and diligent fashion and in compliance in all material respects with all applicable legal requirements; (J) such casualty or condemnation, as applicable, does not result in the loss of access to the affected Starwood Industrial Portfolio Mortgaged Properties or the related improvements that would have a material adverse effect; (K) the debt yield based on pro forma post-stabilization underwritten net cash flow taking into consideration underwritten net cash flow prior to such casualty or condemnation and any differences in the properties or improvements from prior to such casualty or condemnation all as reasonably determined by the Lender, after giving effect to the restoration, will be equal to or greater than the debt yield immediately prior to such casualty or condemnation; (L) the Borrower will deliver, or cause to be delivered, to the Lender a signed detailed budget approved in writing by the Borrower’s architect or engineer stating the entire cost of completing the restoration, which budget is reasonably acceptable to the Lender; and (M) the Net Proceeds together with any cash or cash equivalent deposited by the Borrower with the Lender are sufficient in the Lender’s discretion to cover the cost of the restoration.

The Net Proceeds will be held by the Lender in the Casualty and Condemnation Account and, until disbursed in accordance with the related provisions of the Starwood Industrial Portfolio Loan Agreement, will constitute additional security for the debt under the Starwood Industrial Portfolio Whole Loan and other obligations under the Starwood Industrial Portfolio Loan Documents.

All plans and specifications required in connection with the restoration will be subject to the prior approval of the Lender and, if reasonably required by the Lender, an independent consulting engineer selected by the Lender. All out-of-pocket costs and expenses actually incurred by the Lender in connection with recovering, holding and advancing the Net Proceeds for the restoration including, without limitation, reasonable attorneys’ fees and disbursements and the independent consulting engineer’s fees and disbursements, will be paid by the Borrower.

“Alteration Threshold” means, with respect to the Starwood Industrial Portfolio Mortgaged Properties, three percent (3.0%) of the Allocated Loan Amount for such Starwood Industrial Portfolio Mortgaged Properties.

“Net Proceeds” means (i) the net amount of all insurance proceeds received by the Lender pursuant the provisions of the Starwood Industrial Portfolio Loan Agreement concerning insurance policies as a result of such damage or destruction, after deduction of its reasonable out-of-pocket costs and expenses (including reasonable out-of-pocket counsel fees), if any, in collecting same (“Insurance Proceeds”), or (ii) the net amount of the award, after deduction of its reasonable costs and expenses (including, but not limited to, reasonable counsel fees), if any, in collecting same (“Condemnation Proceeds”), whichever the case may be.

Annual Budget

The Borrower is required to submit to the Lender by December 1 of each year, the annual budget for the succeeding fiscal year. The Lender has the right to approve each annual budget (which approval will not be unreasonably withheld, conditioned or delayed so long as no Starwood Industrial Portfolio Loan Event of Default is continuing) (such approved annual budget, an “Approved Annual Budget”). During the continuance of a Trigger Period, until such time that any annual budget has been approved by the Lender, the prior Approved Annual Budget will apply for all purposes under the Starwood Industrial Portfolio Loan Agreement (with such adjustments as reasonably determined by the Lender to reflect actual increases in property taxes, insurance premiums and utilities expenses), provided, that upon the occurrence of a Trigger Period, the existing in-place Annual Budget for the then-existing calendar year is not be subject to the Lender’s approval and will be deemed an Approved Annual Budget under the Starwood Industrial Portfolio Loan Agreement (other than with respect to payments to Affiliates of the Borrower or any Guarantor, which payments will be subject to the Lender’s approval, not be unreasonably withheld, conditioned or delayed). To the extent the Lender has approval rights over an annual budget, neither the Borrower nor any Manager will change or modify the annual budget that has been approved by the Lender in any material respect without the prior written consent of the Lender, which approval will not be unreasonably withheld, conditioned or delayed.

“Material Alteration” means any alteration affecting structural elements of the improvements, utility or HVAC system contained in any improvements or the exterior of the Starwood Industrial Portfolio Mortgaged Properties, the cost of which exceeds the alteration threshold; provided, however, that in no event will (i) any ADA repair items, (ii) any tenant improvement work performed pursuant to any lease existing on the date hereof or entered into hereafter in accordance with the provisions of the Starwood Industrial Portfolio Loan Agreement, or (iii) alterations performed as part of a restoration, constitute a Material Alteration.

Financial Reporting

Annual Financial Statements

Not later than 75 days after the end of each fiscal year, the Borrower is required to deliver to the Lender unaudited financial statements, prepared in accordance with GAAP, and, to the extent required under the Starwood Industrial Portfolio Loan Agreement, the requirements of Regulation AB under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as such regulation may be amended from time to time (“Regulation AB“, covering the Borrower and the Starwood Industrial Portfolio Mortgaged Properties, including a balance sheet as of the end of such year, a statement of revenues and expenses with allocations for such year and the fourth quarter thereof, and stating in comparative form the figures for the previous fiscal year and the annual budget for such fiscal year, as well as the supplemental schedule of net income or loss presenting the net income or loss for the Starwood Industrial Portfolio Mortgaged Properties and occupancy statistics for the Starwood Industrial Portfolio Mortgaged Properties, and copies of all federal income tax returns to be filed. Such annual financial statements will be accompanied by an officer’s certificate in the form required pursuant to the Starwood Industrial Portfolio Loan Agreement.

Not later than 120 days after the end of each fiscal year the Borrower is required to deliver to the Lender, an annual summary of any and all capital expenditures made at the Starwood Industrial Portfolio Mortgaged Properties during the prior twelve (12) month period.

Quarterly Financial Statements

Not later than 45 days following the end of each fiscal quarter (other than the fourth quarter), the Borrower is required to deliver to the Lender: (i) unaudited financial statements, internally prepared on a cash basis including a balance sheet and profit and loss statement as of the end of such quarter and for the corresponding quarter of the previous year, and a statement of revenues and expenses in accordance with GAAP for (A) such quarter, (B) the year to date, and (C) trailing twelve (12) months, and a comparison of the revenues and expenses for such quarter, year to date and trailing twelve (12) months results with (1) the results for the same period of the previous year, (2) the results that had been projected by the Borrower for each such period. Such statements for each quarter are required to be accompanied by an officer’s certificate certifying to the signer’s knowledge, (A) that such statements fairly represent the financial condition and results of operations of the Borrower, as of the date of such officer’s certificate, (B) that as of the date of such officer’s certificate, no Starwood Industrial Portfolio Loan Event of Default exists under Starwood Industrial Portfolio Loan Agreement, the Note or any other Starwood Industrial Portfolio Loan

Document or, if so, specifying the nature and status of each such Starwood Industrial Portfolio Loan Event of Default and the action then being taken by the Borrower or proposed to be taken to remedy such Starwood Industrial Portfolio Loan Event of Default, and (C) the amount by which actual operating expenses were greater than or less than the operating expenses anticipated in the applicable annnual budget. Such financial statements will contain such other information as will be reasonably requested by the Lender for purposes of calculations to be made by the Lender pursuant to the terms of the Starwood Industrial Portfolio Loan Agreement; and (ii) a true, correct and complete rent roll for the Starwood Industrial Portfolio Mortgaged Properties in substantially the same form as the rent roll delivered in connection with the closing of the Starwood Industrial Portfolio Whole Loan, dated as of the last day of such calendar quarter, showing the percentage of gross leasable area of the Starwood Industrial Portfolio Mortgaged Properties, if any, leased as of the last day of the preceding calendar quarter, the current annual rent for the Starwood Industrial Portfolio Mortgaged Properties, the expiration date of each Lease, whether to the Borrower’s knowledge any portion of the Starwood Industrial Portfolio Mortgaged Properties has been sublet, and if it has, the name of the subtenant, and such rent roll will be accompanied by an officer’s certificate (A) certifying that such rent roll is true, correct and complete in all material respects as of its date and (B) stating whether the Borrower, within the past quarter, has issued a notice of default with respect to any Lease which has not been cured and the nature of such default.

Other Reports

The Borrower is required to deliver to the Lender, within 10 business days of the receipt thereof by the Borrower, a copy of all reports prepared by the Property Manager pursuant to each Management Agreement relating to the Starwood Industrial Portfolio Mortgaged Properties, including, without limitation, the annual budget and any inspection reports.

The Borrower is required to submit to the Lender the financial data and financial statements required in connection with a sale of the Starwood Industrial Portfolio Whole Loan in a secondary market transaction as set forth in the Starwood Industrial Portfolio Loan Agreement, if and when available.

Representations and Warranties

The Borrower made the representations and warranties in the Starwood Industrial Portfolio Loan Agreement set forth in “Exhibit D—Borrower Representations and Warranties” as of the Starwood Industrial Portfolio Loan Origination Date.

SPE Covenants

The Borrower has covenanted under the Starwood Industrial Portfolio Loan Agreement that it is a special purpose bankruptcy remote entity (a “Special Purpose Bankruptcy Remote Entity”) and that since the date of the Borrower’s and TRS Entity’s formation and at all times on and after the Starwood Industrial Portfolio Loan Origination Date and until such time as the debt under the under the Starwood Industrial Portfolio Whole Loan has been paid or defeased in full:

(a)  The Borrower (i) has been, is, and will be organized solely for the purpose of acquiring, developing, owning, holding, selling, leasing, transferring, exchanging, managing and operating the Starwood Industrial Portfolio Mortgaged Properties, entering into the Starwood Industrial Portfolio Loan Agreement with the Lender, refinancing the Starwood Industrial Portfolio Mortgaged Properties in connection with a permitted repayment of the Starwood Industrial Portfolio Whole Loan, and transacting lawful business that is incident, necessary and appropriate to accomplish the foregoing, (ii) has not owned, does not own, and will not own any asset or property other than (A) the Starwood Industrial Portfolio Mortgaged Properties, and (B) incidental personal property necessary for the ownership or operation of the Starwood Industrial Portfolio Mortgaged Properties and (iii) has been, is, and will be organized for the purpose of investing the equity capital that was contributed to the Borrower by the Sole Member of the Borrower in compliance with the provisions of the schedule attached to the Starwood Industrial Portfolio Loan Agreement. TRS Entity (i) has been, is, and will be organized solely for the purpose of (A) providing the services set forth in any Qualified TRS Agreement, (B) entering into the Starwood Industrial Portfolio Loan Documents to which it is a party and (C) transacting lawful business that is incident, necessary and appropriate to accomplish the foregoing and (ii) has not owned, does not own, and will not own any asset or property other than (A) its rights under any Qualified TRS Agreement and (B) incidental personal property necessary for providing the services required to be performed by TRS Entity thereunder. No equity capital was raised by the Borrower or TRS Entity. For the avoidance of doubt, there has been no direct or indirect commercial activity by the Borrower, TRS Entity or a person or entity acting on its behalf to procure the transfer or commitment of capital by the Sole Member of the Borrower for the purpose of investing it in accordance with the provisions of the schedule attached to the Starwood Industrial Portfolio Loan Agreement.

(b)  The Borrower has not engaged and will not engage in any business other than the acquiring, developing, owning, holding, selling, leasing, transferring, exchanging, managing and operating of the Starwood Industrial Portfolio Mortgaged Properties and the Borrower will conduct and operate its business as presently conducted and operated. TRS Entity has not engaged and will not engage in any business other than providing the services set forth in any Qualified TRS Agreement, and TRS Entity will conduct and operate its business as presently conducted and operated.

(c)  Neither the Borrower nor TRS Entity has nor will not enter into any contract or agreement with any Affiliate of the Borrower or TRS Entity, except upon terms and conditions that are intrinsically fair, commercially reasonable, and no less favorable to it than would be available on an arms-length basis with third parties other than any such party, except for (i) capital contributions or capital distributions permitted under the terms of the applicable organizational documents and properly reflected on the books and records of the Borrower and (ii) and any Qualifying TRS Agreement entered into in accordance with the Starwood Industrial Portfolio Loan Agreement.

(d)  Neither the Borrower nor TRS Entity has incurred nor will incur any indebtedness other than Permitted Indebtedness or the TRS Permitted Indebtedness, as applicable.

(e)  Neither the Borrower nor TRS Entity has made nor will not make any loans or advances to any third party (including any Affiliate or constituent party), and neither entity has nor will acquire obligations or securities of its Affiliates.

(f)   Each of the Borrower and TRS Entity has been and is, and each of the Borrower and TRS Entity intends to remain, solvent and each of the Borrower and TRS Entity has paid and intends to pay its debts and liabilities (including, as applicable, shared personnel and overhead expenses) from its assets; provided that revenues from the operation of the Properties are sufficient to enable it to do so; and provided, further that the foregoing will not require any direct or indirect member, partner or shareholder of the Borrower or TRS Entity to make any additional capital contributions to such entity.

(g)  Each of the Borrower and TRS Entity has done or caused to be done, and will do, all things necessary to observe organizational formalities and preserve its existence, and neither the Borrower nor TRS Entity has nor will (i) terminate or fail to comply in any material respect with the provisions of its organizational documents, or (ii) unless (A) the Lender has consented and (B) following a securitization of the Starwood Industrial Portfolio Mortgage Loan, the applicable rating agencies have issued a rating agency confirmation in connection therewith, amend, modify or otherwise change its partnership certificate, partnership agreement, articles of incorporation and bylaws, operating agreement, trust or other organizational documents in any material respect or in a way that would violate the schedule attached to the Starwood Industrial Portfolio Loan Agreement.

(h)  (1) Each of the Borrower and TRS Entity has maintained and will maintain all of its books, records, financial statements and bank accounts separate from those of its Affiliates and any other Person; (2) neither the Borrower’s nor TRS Entity’s assets will be listed as assets on the financial statement of any other Person, provided, however, that the Borrower’s and TRS Entity’s assets may be included in a consolidated financial statement of its Affiliates provided that (i) appropriate notation is made on such consolidated financial statements to indicate the separateness of the Borrower and such Affiliates and to indicate that the Borrower’s assets and credit are not available to satisfy the debts and other obligations of such Affiliates or any other Person, and (ii) such assets are listed on the Borrower’s and TRS Entity’s own separate balance sheet. Except to the extent that the Borrower or TRS Entity is (A) required to file consolidated tax returns by law or (B) treated as a “disregarded entity” for tax purposes and is not required to file tax returns under applicable law, the Borrower and TRS Entity will file its own tax returns and will not file a consolidated federal income tax return with any other Person. The Borrower has maintained and will maintain its books, records, resolutions and agreements in accordance with the Starwood Industrial Portfolio Loan Agreement.

(i)   Each of the Borrower and TRS Entity has been, will be, and at all times has held and will hold itself out to the public as, a legal entity separate and distinct from any other entity (including any Affiliate of the Borrower or TRS Entity or any constituent party of the Borrower or TRS Entity) (recognizing that each of the Borrower and TRS Entity may be treated as a “disregarded entity” for tax purposes and is not required to file tax returns under applicable legal requirements), will correct any known misunderstanding regarding its status as a separate entity, will conduct business in its own name, will not identify itself or any of its Affiliates as a division or department or part of the other and will, to the extent reasonably necessary for the operation of its business, maintain and utilize separate stationery, invoices and checks bearing its own name (except pursuant to Permitted Commingled Funds).

(j)   Each of the Borrower and TRS Entity has maintained and intends to maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations; provided that the foregoing will not require any direct or indirect member, partner or shareholder of the Borrower or TRS Entity to make any additional capital contributions to such entity.

(k)  (x) Neither the Borrower, TRS Entity nor any constituent party of the Borrower or TRS Entity has sought or will seek or effect the liquidation, dissolution, winding up, division (whether pursuant to Section 18-217 of the Delaware Limited Liability Company Act (as the same may be amended modified or replaced, the “Act”) or otherwise), consolidation or merger, in whole or in part, of the Borrower and (y) neither the Borrower nor TRS Entity has been the product of, the subject of or otherwise involved in, in each case, any limited liability company division (whether as a plan of division pursuant to Section 18-217 of the Act or otherwise).

(l)   Neither the Borrower nor TRS Entity has nor will commingle its funds and other assets of the Borrower or TRS Entity with those of any Affiliate or constituent party or any other Person (in each case, except pursuant to the Permitted Commingled Funds or as contemplated pursuant to the Starwood Industrial Portfolio Loan Documents), and each of the Borrower and TRS Entity has held and will hold all of its assets in its own name.

(m) Each of the Borrower and TRS Entity has and will maintain its assets in such a manner that it will not be costly or difficult to segregate, ascertain or identify its individual assets from those of any Affiliate or constituent party or any other Person.

(n)  Neither the Borrower nor TRS Entity has nor will assume or guarantee or become obligated for the debts of any other Person, and neither the Borrower nor TRS Entity does or will hold itself out to be responsible for or have its credit available to satisfy the debts or obligations of any other Person.

(o)  The organizational documents of each of the Borrower and TRS Entity will provide that at all times the business and affairs of such entity are (A) managed by or under the direction of a board of one or more directors designated by such entity’s sole member (each, a “Sole Member”) or (B) a committee of managers designated by such Sole Member (each, a “Committee”) or (C) by such Sole Member, and at all times, there are (and the Borrower will at all times cause there to be) at least two (2) duly appointed Independent Directors or Independent Managers. In addition, the organizational documents of each of the Borrower and TRS Entity will provide that no Independent Director or Independent Manager (as applicable) of the Borrower or TRS Entity, as applicable, may be removed or replaced without Cause and unless the Borrower or TRS Entity, as applicable, provides the Lender with not less than three (3) Business Days’ prior written notice of (a) any proposed removal of an

Independent Director or Independent Manager (as applicable), together with a statement as to the reasons for such removal, and (b) the identity of the proposed replacement Independent Director or Independent Manager (as applicable), together with a certification that such replacement satisfies the requirements set forth in the organizational documents for an Independent Director or Independent Manager (as applicable).

(p)  The organizational documents of each of the Borrower and TRS Entity also provide an express acknowledgment that the Lender is an intended third-party beneficiary of the “special purpose” provisions of such organizational documents.

(q)  The organizational documents of each of the Borrower and TRS Entity provide that the board of directors, the Committee or Sole Member (as applicable) of such entity will not take any action which, under the terms of any certificate of formation, limited liability company operating agreement or any voting trust agreement, requires a unanimous vote of the board of directors (or the Committee as applicable) of the Borrower unless at the time of such action there will be (A) at least two (2) members of the board of directors (or the Committee as applicable) who are duly appointed Independent Directors or Independent Managers, as applicable, and all such Independent Directors or Independent Managers (as applicable) have participated in such vote or (B) if there is no board of directors or Committee, then such Independent Managers will have participated in such vote. The organizational documents of each of the Borrower and TRS Entity will provide that such entity will not and such entity agrees that it will not, without the unanimous written consent of its board of directors, its Committee or its Sole Member (as applicable), including, or together with, the Independent Directors or Independent Managers (as applicable): (i) file or consent to the filing of any petition, either voluntary or involuntary, to take advantage of any applicable insolvency, bankruptcy, liquidation or reorganization statute, (ii) seek or consent to the appointment of a receiver, liquidator or any similar official of the Borrower or TRS Entity or a substantial part of its business, (iii) make an assignment for the benefit of creditors, (iv) declare or effectuate a moratorium on the payment of any obligations, or (v) take any action in furtherance of the foregoing (each, a “Material Action”). In addition, the organizational documents of each of the Borrower and TRS Entity provide that, when voting with respect to any Material Action, the Independent Directors or Independent Managers (as applicable) will consider only the interests of the Borrower or TRS Entity, as applicable, including its creditors. Without limiting the generality of the foregoing, such documents expressly provide that, to the greatest extent permitted by law, except for duties to the Borrower or TRS Entity, as applicable (including duties to the members of the Borrower or TRS Entity, as applicable, solely to the extent of their respective economic interests in the Borrower or TRS Entity, as applicable, and to the Borrower’s or TRS Entity’s creditors as set forth in the immediately preceding sentence), such Independent Directors or Independent Managers (as applicable) will not owe any fiduciary duties to, and will not consider, in acting or otherwise voting on any matter for which their approval is required, the interests of (i) the members of the Borrower or TRS Entity, as applicable, (ii) other Affiliates of the Borrower or TRS Entity, as applicable, or (iii) any group of Affiliates of which the Borrower or TRS Entity, as applicable, is a part; provided, however, the foregoing does not eliminate the implied contractual covenant of good faith and fair dealing.

(r)   The organizational documents of each of the Borrower and TRS Entity provide that, as long as any portion of the debt under the Starwood Industrial Portfolio Whole Loan remains outstanding, upon the occurrence of any event that causes the applicable Sole Member to cease to be a member of the applicable entity (other than (i) upon an assignment by such Sole Member of all of its limited liability company interest in such entity and the admission of the transferee, if permitted pursuant to the organizational documents of such entity and the Starwood Industrial Portfolio Loan Documents, or (ii) the resignation of such Sole Member and the admission of an additional member of such entity, if permitted pursuant to the organizational documents of such entity and the Starwood Industrial Portfolio Loan Documents), each of the persons acting as an Independent Director or Independent Manager (as applicable) of such entity will, without any action of any Person and simultaneously with such Sole Member ceasing to be a member of such entity, automatically be admitted as members of entity (in each case, individually, a “Special Member” and collectively, the “Special Members”) and will preserve and continue the existence of entity without dissolution or division (whether pursuant to Section 18-217 of the Act or otherwise). The organizational documents of each of the Borrower and TRS Entity further provide that for so long as any portion of the debt under the Starwood Industrial Portfolio Whole Loan is outstanding, no Special Member may resign or transfer its rights as Special Member unless (i) a successor Special Member has been admitted to entity as a Special Member, and (ii) such successor Special Member has also accepted its appointment as an Independent Director or Independent Manager (as applicable);

(s)  The organizational documents of each of the Borrower and TRS Entity provide that, as long as any portion of the debt under the Starwood Industrial Portfolio Whole Loan remains outstanding, except as expressly permitted pursuant to the terms of the Starwood Industrial Portfolio Loan Agreement, (i) the applicable Sole Member may not resign, and (ii) no additional member will be admitted to such entity.

(t)   The organizational documents of each of the Borrower and TRS Entity provide that, as long as any portion of the debt under the Starwood Industrial Portfolio Whole Loan remains outstanding: (i) such entity will be dissolved, and its affairs will be wound up, only upon the first to occur of the following: (A) the termination of the legal existence of the last remaining member of such entity or the occurrence of any other event which terminates the continued membership of the last remaining member of such entity in such entity unless the business of such entity is continued in a manner permitted by its operating agreement or the Act, or (B) the entry of a decree of judicial dissolution under Section 18-802 of the Act; (ii) upon the occurrence of any event that causes the last remaining member of such entity to cease to be a member of such entity or that causes the applicable Sole Member to cease to be a member of such entity (other than (A) upon an assignment by such Sole Member of all of its limited liability company interest in such entity and the admission of the transferee, if permitted pursuant to the organizational documents of such entity and the Starwood Industrial Portfolio Loan Documents, or (B) the resignation of such Sole Member and the admission of an additional member of such entity, if permitted pursuant to the organizational documents of such entity and the Starwood Industrial Portfolio Loan Documents), to the fullest extent permitted by law, the personal representative of such last remaining member will be authorized to, and will, within ninety (90) days after the occurrence of the event that terminated the continued membership of such member in such entity, agree in writing (I) to continue the existence of such entity, and (II) to the admission of the personal representative or its nominee or designee, as the case may be, as a substitute member of such entity, effective as of the occurrence of the event that terminated the continued membership of such member in such entity; (iii) the bankruptcy of the applicable Sole Member or a Special Member will not cause such Sole Member or Special Member, respectively, to cease to be a member of such entity and upon the occurrence of such an event, the business of such entity will continue without dissolution; (iv) in the event of the dissolution of such entity, such entity will conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of such entity in an orderly manner), and the assets of such entity will be applied in the manner, and in the order of priority, set forth in Section 18-804 of the Act; and (v) to the fullest extent permitted by law, the applicable Sole Member and the Special Members will irrevocably waive any right or power that they might have to cause such entity or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of such entity, to compel any sale of all or any portion of the assets of such entity pursuant to any applicable law or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, division (whether pursuant to Section 18-217 of the Act or otherwise), liquidation, winding up or termination of such entity and (vi) the Borrower will be prohibited from effectuating a division (whether pursuant to Section 18-217 of the Act or otherwise).

(u)  Each of the Borrower and TRS Entity will conduct its business so that the factual assumptions made with respect to such entity in the insolvency opinion will be true and correct in all respects.

(v)  Each of the Borrower and TRS Entity has paid and intends to pay its own liabilities and expenses, including the salaries of its own employees (if any) from its own funds, and has maintained and will maintain a sufficient number of employees (if any) in light of its contemplated business operations; provided that the foregoing will not require any direct or indirect member, partner or shareholder of the Borrower or TRS Entity to make any additional capital contributions to such entity.

(w)  Neither the Borrower nor TRS Entity has permitted nor will permit any Affiliate or constituent party independent access to its bank accounts.

(x)  Each of the Borrower and TRS Entity has compensated and will compensate each of its consultants and agents from its funds for services provided to it and pay from its own assets all obligations of any kind incurred; provided that the foregoing will not require any direct or indirect member, partner or shareholder of the Borrower or TRS Entity to make any additional capital contributions to such entity.

(y)  Each of the Borrower and TRS Entity has allocated and will allocate fairly and reasonably any overhead expenses that are shared with any Affiliate, including shared office space.

(z)   Except in connection with the Starwood Industrial Portfolio Whole Loan, neither the Borrower nor TRS Entity has pledged and will not pledge its assets for the benefit of any other Person.

(aa)       Neither the Borrower nor TRS Entity has nor will have any obligation to indemnify its officers, directors, members or Special Members, as the case may be, or has such an obligation that is fully subordinated to the debt under the Starwood Industrial Portfolio Whole Loan and will not constitute a claim against it if cash flow in excess of the amount required to pay the debt under the Starwood Industrial Portfolio Whole Loan is insufficient to pay such obligation.

(bb)       If the Borrower or TRS Entity is (i) a limited liability company, has articles of organization, a certificate of formation and/or an operating agreement, as applicable, (ii) a limited partnership, has a limited partnership agreement, or (iii) a corporation, has a certificate of incorporation or articles that, in each case, provide that such entity will not: (A) dissolve, merge, liquidate, consolidate; (B) sell, transfer, dispose, or encumber (except with respect to the Starwood Industrial Portfolio Loan Documents or as permitted pursuant to the Starwood Industrial Portfolio Loan Documents) all or substantially all of its assets or acquire all or substantially all of the assets of any Person; or (C) engage in any other business activity, or amend its organizational documents with respect to the matters set forth on the schedule attached to the Starwood Industrial Portfolio Loan Agreement without the consent of the Lender.

(cc)       Neither the Borrower nor TRS Entity has, does, and will have any of its obligations guaranteed by an Affiliate (other than from Guarantors or the reimbursement party under any low debt yield letter of credit with respect to the Starwood Industrial Portfolio Whole Loan).

“Independent Director” or “Independent Manager” means a natural person selected by the Borrower (a) with prior experience as an independent director, independent manager or independent member, (b) with at least 3 years of employment experience, (c) who is provided by a nationally recognized service company in accordance with the Starwood Industrial Portfolio Loan Agreement, (d) who is duly appointed as an Independent Director or Independent Manager and is not, will not be while serving as Independent Director or Independent Manager (except pursuant to an express provision in the Borrower’s or TRS Entity’s operating agreement providing for the appointment of such Independent Director or Independent Manager to become a “special member” upon the last remaining member of the Borrower or TRS Entity ceasing to be a member of such entity) and will not have been at any time during the preceding 5 years, any of the following: (i) a stockholder, director (other than as an Independent Director), officer, employee, partner, attorney or counsel of the Borrower, any Affiliate of the Borrower or any direct or indirect parent of the Borrower; (ii) a customer, supplier or other person who derives any of its purchases or revenues from its activities with the Borrower or any Affiliate of the Borrower; (iii) a person or other entity Controlling or under common Control with any such stockholder, partner, customer, supplier or other person described in subparagraph (i) or subparagraph (ii) above; or (iv) a member of the immediate family of any such stockholder, director, officer, employee, partner, customer, supplier or other person described in subparagraph (i) or subparagraph (ii) above. A natural person who otherwise satisfies the foregoing definition and satisfies subparagraph (i) by reason of being the Independent Director or Independent Manager of a “special purpose entity” affiliated with the Borrower will be qualified to serve as an Independent Director or Independent Manager of the Borrower, provided that the fees that such individual earns from serving as Independent Director or Independent Manager of affiliates of the Borrower in any given year constitute in the aggregate less than 5% of such individual’s annual income for that year. A natural person who satisfies the foregoing definition other than subparagraph (ii) will not be disqualified from serving as an Independent Director or Independent Manager of the Borrower if such individual is an independent director, independent manager or special manager provided by a nationally recognized service company that provides professional independent directors, independent managers and special managers and also provides other corporate services in the ordinary course of its business. Notwithstanding anything to the contrary in the Starwood Industrial Portfolio Loan Agreement, no Independent Director or Independent Manager of the Borrower will also serve as an Independent Director or Independent Manager for any Person that owns a direct or indirect interest in the Borrower.

“Permitted Commingled Funds” means any funds of a the Borrower under the Starwood Industrial Portfolio Loan Agreement which are commingled with the funds of another the Borrower under the Starwood Industrial Portfolio Loan Agreement in the Clearing Account or the Cash Management Account pursuant to the cash management provisions of the Starwood Industrial Portfolio Loan Agreement or the Clearing Account Agreement.

Other Covenants of the Borrower

The Borrower is required to comply with certain covenants including, without limitation, to comply with in all material respects, and cause the Starwood Industrial Portfolio Mortgaged Properties to be operated in compliance with all legal requirements and to maintain the insurance coverages required by the Starwood Industrial Portfolio Loan Agreement. In addition, the Borrower is required to cause the Starwood Industrial Portfolio Mortgaged Properties to be maintained (or cause tenants to maintain) in good and safe condition and repair and will not remove, demolish or alter the improvements or equipment (except for (i) alterations performed in accordance with the Starwood Industrial Portfolio Loan Agreement and (ii) normal replacement of equipment with equipment of equivalent value and functionality.

The Borrower is required to give the Lender prompt notice of: (i) the occurrence of any Starwood Industrial Portfolio Loan Event of Default of which the Borrower has knowledge and (ii) any litigation or governmental proceedings pending or, to the Borrower’s knowledge, threatened (in writing) against the Starwood Industrial Portfolio Mortgaged Properties, any SPE Entity, any Manager (if an Affiliate of the Borrower) or any Guarantor which, if adversely determined, would reasonably be expected to have a material adverse effect.

Starwood Industrial Portfolio Loan Events of Default

Events of default under the Starwood Industrial Portfolio Loan Documents (each, a “Starwood Industrial Portfolio Loan Event of Default”) include, with respect to the Starwood Industrial Portfolio Whole Loan and the Borrower, the following:

(a)           if (A) the debt under the Starwood Industrial Portfolio Whole Loan is not paid in full on the Starwood Industrial Portfolio Maturity Date, (B) any regularly scheduled monthly payment of interest, and, if applicable, principal due under the Starwood Industrial Portfolio Notes is not paid in full on the applicable Starwood Industrial Portfolio Loan Payment Date, (C) any prepayment of principal due under the Starwood Industrial Portfolio Loan Agreement or the Starwood Industrial Portfolio Notes is not paid when due, (D) the Prepayment Fee is not paid when due, (E) the Liquidated Damages Amount is not paid when due, or (F) any deposit to the reserve funds required to be made under the Starwood Industrial Portfolio Loan Agreement is not made on the required deposit date therefor;

(b)        if any other amount payable pursuant to the Starwood Industrial Portfolio Loan Agreement, the Starwood Industrial Portfolio Notes or any other Starwood Industrial Portfolio Loan Documents (other than as set forth in the foregoing subparagraph (a)) is not paid in full when due and payable in accordance with the provisions of the applicable Starwood Industrial Portfolio Loan Document, with such failure continuing for 10 business days after the Lender delivers written notice thereof to the Borrower;

(c)        subject to the Borrower’s right to contest under the Starwood Industrial Portfolio Loan Agreement, if any of the Starwood Industrial Portfolio Mortgaged Properties Taxes or other charges are not paid prior to delinquency (provided that it will not be a Starwood Industrial Portfolio Loan Event of Default if property taxes are not paid prior to delinquency and there are sufficient funds in the Tax Account to pay such amounts when due, no other Starwood Industrial Portfolio Loan Event of Default is then continuing and Servicer fails to make such payment in violation of the Starwood Industrial Portfolio Loan Agreement);

(d)        if the certificates of insurance evidencing the policies are not delivered to the Lender within five (5) days of the Lender’s written request, or if copies or originals of the policies (A) are not delivered to the Lender within five (5) Business Days of the Lender’s written request following a casualty (which, in the case of blanket Policies, may be redacted with respect to properties covered thereunder other than the Starwood Industrial Portfolio Mortgaged Properties, provided that the Lender has the right to review the unredacted policies at the Borrower’s offices) or (B) are not kept in full force and effect, each in accordance with the terms and conditions hereof (provided that it will not be a Starwood Industrial Portfolio Loan Event of Default if there are sufficient funds in the Insurance Account to pay such amounts when due, no other Starwood Industrial Portfolio Loan Event of Default is then continuing and the Lender or servicer fails to make such payment in violation of the Starwood Industrial Portfolio Loan Agreement);

(e)        a Transfer other than a Permitted Transfer occurs;

(f)         if any certification, representation or warranty made by the Borrower or Guarantor in the Starwood Industrial Portfolio Loan Agreement or in any other Starwood Industrial Portfolio Loan Document, or in any report, certificate, financial statement or other instrument, agreement or document furnished to the Lender has been false or misleading in any material respect as of the date such representation or warranty was made (provided, however, as to any such false or misleading representation or warranty which was unintentionally made or submitted to the Lender and which can either be made true and correct by action of the Borrower or be cured to the Lender’s satisfaction, the Borrower will have a period of thirty (30) days following written notice thereof to the Borrower to undertake and complete all action necessary to make such representation or warranty either true and correct in all material respects as and when made or cured to the Lender’s satisfaction);

(g)        if any SPE Entity or Guarantor makes an assignment for the benefit of creditors; provided, that the foregoing does not constitute a Starwood Industrial Portfolio Loan Event of Default with respect to Guarantor if within ten (10) Business Days after the date the Borrower receives written notice from the Lender of such event, an Approved Replacement Guarantor executes and delivers to the Lender a Replacement Guaranty and a Replacement Environmental Indemnity and such Approved Replacement Guarantor satisfies the Guarantor Financial Covenants as determined in the Lender’s sole and absolute discretion;

(h)        if a receiver, liquidator or trustee is appointed for any SPE Entity or Guarantor or if any SPE Entity or Guarantor is adjudicated a bankrupt or insolvent, or if any petition for bankruptcy, reorganization or arrangement pursuant to federal bankruptcy law, or any similar federal or state law, is filed by or against, consented to, or acquiesced in by, any SPE Entity or Guarantor, or if any proceeding for the dissolution or liquidation of any SPE Entity or Guarantor is instituted, or if any SPE Entity is substantively consolidated with any other Person; provided, however, if such appointment, adjudication, petition, proceeding or consolidation was involuntary and not consented to by any SPE Entity or Guarantor, upon the same not being discharged, stayed or dismissed within ninety (90) days following its filing; provided, that the foregoing does not constitute a Starwood Industrial Portfolio Loan Event of Default with respect to Guarantor if within ten (10) Business Days after the date the Borrower receives written notice from the Lender of such event, an Approved Replacement Guarantor executes and delivers to the Lenders a Replacement Guaranty and a Replacement Environmental Indemnity and such Approved Replacement Guarantor satisfies the Guarantor Financial Covenants as determined in the Lender’s sole and absolute discretion;

(i)         if any SPE Entity attempts to assign its rights under the Starwood Industrial Portfolio Loan Agreement or any of the other Starwood Industrial Portfolio Loan Documents or any interest in the Starwood Industrial Portfolio Loan Agreement or therein in contravention of the Starwood Industrial Portfolio Loan Documents;

(j)         if any of the factual assumptions contained in then applicable non consolidation opinion is or will become untrue in any material respect, provided, however, that such untruth does not constitute a Starwood Industrial Portfolio Loan Event of Default if (A) such untruth was inadvertent, immaterial and non-recurring, (B) such untruth is curable, and the Borrower promptly cures such breach within ten (10) Business Days of notice from the Lender and (C) within thirty (30) days of the request by the Lender, the Borrower causes counsel to deliver a new non consolidation opinion to the effect that the failure of such factual assumption to be true does not in any material manner impair, negate or amend the opinions rendered in the existing non consolidation opinion in any material respect, which opinion and counsel are reasonably acceptable to the Lender;

(k)        a breach of the covenants set forth the Starwood Industrial Portfolio Loan Agreement provided, however, that such untruth will not constitute a Starwood Industrial Portfolio Loan Event of Default if (A) such untruth was inadvertent, immaterial and non-recurring, (B) such untruth is curable, and the Borrower promptly cures such breach within ten (10) Business Days of notice from the Lender and (C) within thirty (30) days of the request by the Lender, the Borrower causes counsel to deliver a new non consolidation opinion to the effect that the failure of such factual assumption to be true will not in any material manner impair, negate or amend the opinions rendered in the existing non consolidation opinion in any material respect, which opinion and counsel are reasonably acceptable to the Lender;

(l)         a breach of the “ERISA” or “dissolution” covenants set forth in the Starwood Industrial Portfolio Loan Agreement;

(m)       if the Borrower is in default under any mortgage or security agreement covering any part of the Starwood Industrial Portfolio Mortgaged Properties whether it be superior, pari passu or junior in lien to the mortgages;

(n)        subject to the Borrower’s right to contest set forth in the Starwood Industrial Portfolio Loan Agreement, if the Starwood Industrial Portfolio Mortgaged Properties becomes subject to any mechanic’s, materialman’s or other lien except a Permitted Encumbrance or a lien for property taxes not delinquent and the same is not discharged within ten (10) Business Days following the Borrower obtaining knowledge of the same;

(o)        the alteration, improvement, demolition or removal of any of the improvements without the prior consent of the Lender (to the extent required hereunder), other than in accordance with the Starwood Industrial Portfolio Loan Agreement and, if applicable, the Leases at the Starwood Industrial Portfolio Mortgaged Properties entered into in accordance with the Starwood Industrial Portfolio Loan Documents;

(p)        if, without the Lender’s prior written consent, (i) any Management Agreement is terminated (unless such termination is (x) by the applicable Manager and the Borrower replaces such Manager with a Qualified Manager within thirty (30) days after such termination of the Management Agreement and otherwise satisfies the requirements set forth in the Starwood Industrial Portfolio Loan Agreement or (y) by the Borrower at the Lender’s request pursuant to the Starwood Industrial Portfolio Loan Agreement and the Borrower replaces such Manager in accordance with the Starwood Industrial Portfolio Loan Agreement), (ii) there is a material change in any Management Agreement, or (iii) if there is a material default by the Borrower under any Management Agreement beyond any applicable notice or grace period;

(q)        if any SPE Entity or any Person owning a direct or indirect ownership interest in any SPE Entity is convicted of a Patriot Act Offense by a court of competent jurisdiction;

(r)         a breach of any representation, warranty or covenant contained Section 3.1.18 of the Starwood Industrial Portfolio Loan;

(s)        if the Borrower breaches any covenant contained Section 4.9 of the Starwood Industrial Portfolio Loan Agreement, provided, however, that such breach does not constitute an Event of Default unless such breach continues for more than fifteen (15) days after notice from the Lender (or ten (10) days after notice from the Lender with respect to Section 4.9.3(i) of the Starwood Industrial Portfolio Loan Agreement);

(t)         if there is a default under any of the other Starwood Industrial Portfolio Loan Documents beyond any applicable cure periods contained in such Loan Documents, whether as to any SPE Entity, Guarantor or the Starwood Industrial Portfolio Mortgaged Properties, or if any other such event occurs or condition will exist, if the effect of such event or condition is to accelerate the maturity of any portion of the obligations or to permit the Lender to accelerate the maturity of all or any portion of the obligations;

(u)        Guarantor breaches any of the Guarantor Financial Covenants; provided, that the foregoing does not constitute a Starwood Industrial Portfolio Loan Event of Default if within ten (10) Business Days after the date the Borrower receives written notice from the Lender that Guarantor has breached the Guarantor Financial Covenants, an Approved Replacement Guarantor executes and delivers to the Lender a Replacement Guaranty and a Replacement Environmental Indemnity and Guarantor and such Approved Replacement Guarantor satisfy in the aggregate the Guarantor Financial Covenants as determined in the Lender sole and absolute discretion; or

(v)        if any SPE Entity or Guarantor(s) continues to be in default under any of the other terms, covenants or conditions of the Starwood Industrial Portfolio Loan Agreement or any other Starwood Industrial Portfolio Loan Document not specified in subsections (i) to (xxi) above, and such default continues for ten (10) Business Days after notice to the Borrower from the Lender, in the case of any such default which can be cured by the payment of a sum of money, or for thirty (30) days after notice to the Borrower from the Lender in the case of any other such default; provided, however, that if such non-monetary default is susceptible of cure but cannot reasonably be cured within such 30-day period, and provided further that the Borrower has commenced to cure such default within such 30-day period will and thereafter diligently and expeditiously proceed to cure the same, such 30-day period will be extended for such time as is reasonably necessary for the Borrower in the exercise of due diligence to cure such default, such additional period not to exceed ninety (90) days.

Environmental Indemnity

The Borrower and the Guarantor (collectively, the “Indemnitor”) have entered into an environmental indemnity agreement (the “Environmental Indemnity Agreement”) for the benefit of the Lender. Under the Environmental Indemnity Agreement, the Indemnitor has agreed, at their sole cost and expense, to protect, defend, indemnify, release and hold harmless the Lender and other indemnified parties (including the Master Servicer, the Special Servicer and the Trustee) (collectively, the “Environmental Indemnitee”) from and against any and all Losses actually imposed upon, actually incurred by or actually asserted against any of the Environmental Indemnitee and directly or indirectly arising out of in any way or relating to any one or more of the following:

(a)        any presence of any Hazardous Substances, in, on, above, under or from the Starwood Industrial Portfolio Mortgaged Properties;

(b)        any past, present or threatened (in writing) Release of Hazardous Substances in, on, above, under or from the Starwood Industrial Portfolio Mortgaged Properties;

(c)        any activity by the Borrower, any person affiliated with the Borrower and/or any tenant or other user of the Starwood Industrial Portfolio Mortgaged Properties in connection with any actual, or proposed use, treatment, storage, holding, existence, disposition or other Release, generation, production, manufacturing, processing, refining, control, management, abatement, removal, handling, transfer or transportation to or from the Starwood Industrial Portfolio Mortgaged Properties of any Hazardous Substances at any time located in, under, on or above the Starwood Industrial Portfolio Mortgaged Properties;

(d)        any activity by the Borrower, any affiliate or any tenant or other user of the Starwood Industrial Portfolio Mortgaged Properties in connection with any actual or proposed remediation of any Hazardous Substances at any time located in, under, on or above the Starwood Industrial Portfolio Mortgaged Properties, whether or not such remediation is voluntary or pursuant to court or administrative order, including, but not limited to, any removal, remedial or corrective action;

(e)        any past, present or threatened (in writing) non-compliance with or violation of any applicable Environmental Law (or of any permit issued pursuant to any applicable Environmental Law) in connection with the Starwood Industrial Portfolio Mortgaged Properties or operations thereon, including, but not limited to, any failure by the Borrower or any person affiliated with the Borrower or the Guarantor and/or any tenant or other user of the Starwood Industrial Portfolio Mortgaged Properties to comply with any order of any governmental authority in connection with any applicable Environmental Laws;

(f)         the imposition, recording or filing or the threatened (in writing) imposition, recording or filing of any liens and other encumbrances imposed pursuant to any Environmental Law encumbering the Starwood Industrial Portfolio Mortgaged Properties;

(g)        any administrative processes or proceedings or judicial proceedings in any way connected with any matter addressed in the Environmental Indemnity Agreement;

(h)        any acts of the Borrower, any person affiliated with the Borrower and/or any tenant or other user of the Starwood Industrial Portfolio Mortgaged Properties in arranging for the disposal or treatment, or arranging with a transporter for transport for the disposal or treatment, of Hazardous Substances at any facility or incineration vessel containing such or similar Hazardous Substances;

(i)         any acts of the Borrower, any person affiliated with the Borrower and/or any tenant or other user of the Starwood Industrial Portfolio Mortgaged Properties in accepting any Hazardous Substances for transport to disposal or treatment facilities, incineration vessels or sites from which there is a Release or a threatened (in writing) release of any Hazardous Substance which causes the incurrence of costs for remediation;

(j)         any personal injury, wrongful death or property or other damage arising from any Hazardous Substances on the Starwood Industrial Portfolio Mortgaged Properties or emanating therefrom; and

(k)        any material misrepresentation or inaccuracy in any representation or warranty at the time made or material breach or failure to perform any covenants or other obligations pursuant to the Environmental Indemnity Agreement.

In the event that the Environmental Indemnitee (or any agent or designee thereof, or any third party purchasers) or a court-appointed receiver, takes possession or control of the Starwood Industrial Portfolio Mortgaged Properties by the exercise of its remedies under the Starwood Industrial Portfolio Loan Documents, including, without limitation, any foreclosure of the mortgages or deed or conveyance in lieu thereof (any such action, a “Mortgage Loan Divestment”), and as a result, no Indemnitor nor any of their respective affiliates has possession of the Starwood Industrial Portfolio Mortgaged Properties or any right or power to direct the management of the Starwood Industrial Portfolio Mortgaged Properties, then the Indemnitors will be released from their obligations under the Environmental Indemnity if and only to the extent that the same arise out of acts, omissions, conditions or events that (1) are not caused by any Indemnitor or its affiliates, and (2) first occur after such Mortgage Loan Divestment (or during the continuance of such Mortgage Loan Divestment with respect to a receivership), and (3) pertain to

Hazardous Substances that were not present at, on or under the Starwood Industrial Portfolio Mortgaged Properties prior to the Mortgage Loan Divestment.

Notwithstanding the foregoing, (i) after two years following the indefeasible payment in full of the debt or (ii) with respect to any Released Property that is released from the lien of the applicable mortgage in accordance with the terms of the Starwood Industrial Portfolio Loan Agreement, after two years following such release, the Indemnitors will be released from liability under the Environmental Indemnity, provided that (a) there are no then-outstanding claims under the Environmental Indemnity against any Indemnitor and (b) Indemnitors have delivered to the Environmental Indemnitee phase I environmental reports for the related Starwood Industrial Portfolio Mortgaged Property in form and substance and from an engineer reasonably acceptable to the Environmental Indemnitee and dated no earlier than the date on which the debt is indefeasibly paid in full (or, in the case of a Released Property, no earlier than the date of such release), which phase I environmental reports disclose, as of the date of such repayment, no actual or threatened (other than as disclosed in the environmental report(s) delivered to the Environmental Indemnitee by the Indemnitors in connection with the origination of the Starwood Industrial Portfolio Whole Loan) (i) noncompliance with or violation of applicable Environmental Laws (or of permits issued pursuant to applicable Environmental Laws) in connection with any of the related Starwood Industrial Portfolio Mortgaged Property or operations thereon, (ii) environmental liens encumbering the related Starwood Industrial Portfolio Mortgaged Property, (iii) administrative processes or proceedings or judicial proceedings in any way connected with any environmental matter addressed in the Environmental Indemnity or (iv) presence or release of Hazardous Substances in, on, above, or under the related Starwood Industrial Portfolio Mortgaged Property that have not been fully remediated in accordance with all applicable Environmental Laws or are present in compliance with all applicable Environmental Laws.

“Environmental Laws” means any present and future federal, state and local laws, statutes, ordinances, rules, regulations and the like, as well as common law, relating to protection of human health or the environment, relating to Hazardous Substances and/or relating to liability for or costs of other actual or threatened danger to human health or the environment, as further described in the Starwood Industrial Portfolio Loan Agreement.

“Hazardous Substances” includes, but is not limited to, any and all substances (whether solid, liquid or gas) defined, listed or otherwise classified as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes or words of similar meaning or regulatory effect under any present or future Environmental Laws, including, but not limited to, petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, lead based paint and toxic mold, unless otherwise in compliance with all Environmental Laws, as further described in the Starwood Industrial Portfolio Loan Agreement.

“Losses” includes (without duplication) any actual losses, damages, costs, out-of-pocket fees and expenses, claims, suits, judgments, awards, liabilities (including, but not limited to, strict liabilities), obligations, debts, diminutions in value, fines, penalties, charges, costs of remediation (whether or not performed voluntarily), amounts paid in settlement, foreseeable and unforeseeable consequential damages, litigation costs, reasonable fees of outside attorneys, engineers and environmental consultants and investigation costs (including, but not limited to, costs for sampling, testing and analysis of soil, water, air, building materials and other materials and substances, whether solid, liquid or gas), of whatever kind or nature, and whether or not incurred in connection with any judicial or administrative proceedings, actions, claims, suits, judgments or awards. The term “Losses” will not include in any manner or to any extent whatsoever any loss or damage for lost opportunity costs or rental income or profits from the Starwood Industrial Portfolio Mortgaged Properties, or any punitive or exemplary damages (except to the extent any such punitive or exemplary damages are actually imposed on any indemnified party by a third party).

“Release” means with respect to any Hazardous Substance includes, but is not limited to, any release, deposit, discharge, emission, leaking, leaching, spilling, seeping, migrating, injecting, pumping, pouring, emptying, escaping, dumping, disposing or other movement of Hazardous Substances.

General Indemnity; Expense Reimbursement

The Borrower is required to indemnify, defend and hold harmless the Lender (including its Affiliates, successors and assigns, and their respective officers and directors) and servicer from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever, that may be actually imposed on, actually incurred by, or actually asserted against the Lender in any manner relating to or arising out of (i) any breach by the Borrower of its obligations under the Starwood Industrial Portfolio Loan Documents, or any material misrepresentation by the Borrower contained in, the Starwood Industrial Portfolio Loan Agreement or the other Starwood Industrial Portfolio Loan Documents provided; (ii) the use or intended use of the proceeds of the Starwood Industrial Portfolio Whole Loan; (iii) any information provided by or on behalf of the Borrower, or contained in any documentation approved by the Borrower; (iv) ownership of the mortgages, the Starwood Industrial Portfolio Mortgaged Properties or any interest therein, or receipt of any rents; (v) any accident, injury to or death of persons or loss of or damage to property occurring in, on or about the Starwood Industrial Portfolio Mortgaged Properties or on the adjoining sidewalks, curbs, adjacent property or adjacent parking areas, streets or ways; (vi) any use, nonuse or condition in, on or about the Starwood Industrial Portfolio Mortgaged Properties or on adjoining sidewalks, curbs, adjacent property or adjacent parking areas, streets or ways; (vii) performance of any labor or services or the furnishing of any materials or other property in respect of the Starwood Industrial Portfolio Mortgaged Properties; (viii) any failure of the Starwood Industrial Portfolio Mortgaged Properties to comply with any legal requirement; (ix) any claim by brokers, finders or similar persons claiming to be entitled to a commission in connection with any lease or other transaction involving the Starwood Industrial Portfolio Mortgaged Properties or any part thereof, or any liability asserted against the Lender with respect thereto; and (x) the claims of any lessee of any portion of the Starwood Industrial Portfolio Mortgaged Properties or any person acting through or under any lessee or otherwise arising under or as a consequence of any lease; provided, however, that the Borrower will not have any obligation to the Lender under the Starwood Industrial Portfolio Loan Agreement to the extent that such liabilities described above arise from (x) the gross negligence, illegal acts, fraud or willful misconduct of the Lender, or (y) events or circumstances occurring after the Lender, or any of its designees acquire title to or possession of the Starwood Industrial Portfolio Mortgaged Properties, solely to the extent such events or circumstances do not arise from the acts or omissions of the Borrower, any Guarantor or any of their Affiliates. To the extent that the undertaking to indemnify, defend and hold harmless set forth in the preceding sentence may be unenforceable because it violates any law or public policy, the Borrower is required to pay the maximum portion that it is permitted to pay and satisfy under applicable legal requirements to the payment and satisfaction of all liabilities described above incurred by the Lender and servicer.

Except as otherwise expressed in the Starwood Industrial Portfolio Loan Agreement or in any of the other Starwood Industrial Portfolio Loan Documents, the Borrower is required to reimburse the Lender, its Affiliates, successors and assigns, and their respective officers and directors for all out-of-pocket costs and expenses (including reasonable attorneys’ fees and disbursements) incurred by the Lender in connection with (i) the Borrower’s ongoing performance of and compliance with the Borrower’s agreements and covenants contained in the Starwood Industrial Portfolio Loan Agreement and the other Starwood Industrial Portfolio Loan Documents on its part to be performed or complied with after the Starwood Industrial Portfolio Loan Origination Date; (ii) the Lender’s ad servicer’s ongoing performance of and compliance with all agreements and covenants contained in Starwood Industrial Portfolio Loan Agreement and the other Starwood Industrial Portfolio Loan Documents on its part to be performed or complied with after the Starwood Industrial Portfolio Loan Origination Date; (iii) the negotiation, preparation, execution and delivery of any consents, amendments, waivers or other modifications to the Starwood Industrial Portfolio Loan Agreement and the other Starwood Industrial Portfolio Loan Documents and any other documents or matters requested by the Borrower; (iv) filing and recording of any Starwood Industrial Portfolio Loan Documents; (v) title insurance, surveys, inspections and appraisals; (vi) the creation, perfection or protection of the Lender’s liens in the Starwood Industrial Portfolio Mortgaged Properties and the accounts (including fees and expenses for title and lien searches, intangibles taxes, personal property taxes, mortgage recording taxes, due diligence expenses, travel expenses, accounting firm fees, costs of appraisals, environmental reports and the Lender’s consultant, surveys and engineering reports); (vii) enforcing or preserving any rights in response to third party claims or the prosecuting or defending of any action or proceeding or other litigation, in each case against, under or affecting the Borrower, the Starwood Industrial Portfolio Loan Documents, the Starwood Industrial Portfolio Mortgaged Properties, or any other security given for the Starwood Industrial Portfolio Whole Loan; (viii) fees charged by servicer (except to the extent expressly set forth in Section 10.21 of the Starwood Industrial Portfolio Loan Agreement) or, if a securitization has occurred, the rating agencies in connection with the Starwood Industrial Portfolio Whole Loan or any modification thereof; and (ix) enforcing any obligations of or collecting any payments due from the Borrower under the Starwood Industrial Portfolio Loan Agreement, the other Starwood Industrial Portfolio Loan Documents or with respect to the Starwood Industrial Portfolio Mortgaged Properties or in connection with any refinancing or restructuring of the credit arrangements provided under the Starwood Industrial Portfolio Loan Agreement in the nature of a “work-out” or of any insolvency or bankruptcy proceedings (including fees and expenses for title and lien searches, intangible taxes, personal property taxes, mortgage recording taxes, due diligence expenses, travel expenses, accounting firm fees, costs of appraisals, environmental reports and the Lender’s consultant, surveys and engineering reports); provided, however, that the Borrower will not be liable for the payment of any such costs and expenses to the extent the same arise by reason of the gross negligence, illegal acts, fraud or willful misconduct of the Person seeking such reimbursement or their respective agents or affiliates.

Governing Law

The Starwood Industrial Portfolio Loan Documents are governed by the laws of the State of New York, other than any action in respect of the creation, perfection or enforcement of a lien or security interest created pursuant to any of the Starwood Industrial Portfolio Loan Documents not governed by the laws of the State of New York.

EXHIBIT C-1

REPRESENTATIONS AND WARRANTIES OF THE STARWOOD BORROWER

All capitalized terms used in this Exhibit C that are not defined in this offering circular have the meanings ascribed to such terms in the Starwood Industrial Portfolio Loan Agreement.

Subject to the exceptions and disclosure set forth in Exhibit C-2, the related Starwood Borrower made the following representations and warranties in the Starwood Industrial Portfolio Loan Agreement as to itself and the Starwood Industrial Portfolio Mortgaged Properties. These representations and warranties were made at the time the Starwood Industrial Portfolio Whole Loan was originated and there can be no assurance that such representations and warranties are true and correct as of the date of this offering circular.

(b)         Organization; Special Purpose. Each SPE Entity is duly organized, validly existing and in good standing with the requisite power and authority to own its assets and conduct its business, and is duly qualified and in good standing in the jurisdiction in which the applicable Property is located and in all jurisdictions in which the ownership or lease of its property or the conduct of its business requires such qualification, and each SPE Entity has taken all necessary action to authorize the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party, and has the power and authority to execute, deliver and perform under this Agreement, the other Loan Documents to which it is a party and all the transactions contemplated hereby. Each SPE Entity is a Special Purpose Bankruptcy Remote Entity and was formed for the purpose of investing the equity capital that was contributed to such SPE Entity by the members of such SPE Entity in compliance with the provisions Schedule VII to the Starwood Industrial Portfolio Loan attached hereto. No equity capital was raised by any SPE Entity.

(c)       Proceedings; Enforceability. This Agreement and the other Loan Documents to which any SPE Entity is a party have been duly authorized, executed and delivered by such SPE Entity and constitute a legal, valid and binding obligations of such SPE Entity, enforceable against such SPE Entity in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Loan Documents are not subject to any right of rescission, set-off, counterclaim or defense by any SPE Entity or Guarantor including the defense of usury, nor would the operation of any of the terms of the Loan Documents, or the exercise of any right thereunder, render the Loan Documents unenforceable, and no SPE Entity or Guarantor have asserted any right of rescission, set-off, counterclaim or defense with respect thereto.

(d)        No Conflicts. The execution and delivery of this Agreement and the other Loan Documents to which any SPE Entity is a party and the performance of its Obligations hereunder and thereunder will not conflict with any Legal Requirement to which such SPE Entity is subject, or conflict with, result in a breach of, or constitute a default under, any of the terms, conditions or provisions of any of such SPE Entity’s organizational documents or any agreement or instrument to which such SPE Entity is a party or by which it is bound, or any order or decree applicable to such SPE Entity, or result in the creation or imposition of any Lien on any of such SPE Entity’s assets or property (other than pursuant to the Loan Documents).

(e)        Litigation. There is no action, suit, proceeding or investigation pending or, to Borrower’s knowledge, threatened (in writing) against any SPE Entity, Guarantor, any Manager (if an Affiliate of Borrower) or any Property in any court or by or before any other Governmental Authority having jurisdiction over any SPE Entity, any Guarantor, any Manager or any Property, as applicable, which, if adversely determined, would reasonably be expected to have a Material Adverse Effect.

(f)        Agreements. No SPE Entity is a party to any agreement or instrument or subject to any restriction which would reasonably be expected to have a Material Adverse Effect. No SPE Entity is in default with respect to any order or decree of any court or any order, regulation or demand of any Governmental Authority having jurisdiction over such SPE Entity, which default would reasonably be

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expected to have a Material Adverse Effect. To Borrower’s knowledge, no SPE Entity is in default in any material respect in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any Permitted Encumbrance or any other agreement or instrument to which it is a party or by which it or any Property is bound.

(g)        Consents. No consent, approval, authorization or order of any court or Governmental Authority having jurisdiction over any SPE Entity is required for the execution, delivery and performance by such SPE Entity of, or compliance by such SPE Entity with, this Agreement or the other Loan Documents to which it is a party or the consummation of the transactions contemplated hereby, other than those which have been obtained by such SPE Entity.

(h)         Properties; Title.

(i)            Borrower has good, marketable and insurable fee simple title to the real property and fixtures comprising the Property opposite its name as set forth on Schedule I to the Starwood Industrial Portfolio Loan attached hereto, and good title to the portion of such Property constituting personal property, free and clear of all Liens whatsoever except the Permitted Encumbrances. The Mortgages, when properly recorded in the appropriate records, together with any Uniform Commercial Code financing statements required to be filed in connection therewith, will create (i) a valid, first priority, perfected Lien on Borrower’s interest in the Properties, subject only to Permitted Encumbrances, and (ii) perfected security interests in and to, and perfected collateral assignments of, all personalty (including the Leases (other than subleases)), all in accordance with the terms thereof, in each case subject only to the Permitted Encumbrances. There are no mechanics’, materialman’s or other similar Liens or claims which have been filed for work, labor or materials affecting any Property which are or may be Liens prior to, or equal or coordinate with, the Lien of the Mortgages. None of the Permitted Encumbrances, individually or in the aggregate, (a) materially and adversely interfere with the benefits of the security intended to be provided by the Mortgages and this Agreement, (b) materially and adversely affect the value of any Property, (c) materially impair the use or operations of any Property (as currently used), or (d) materially impair Borrower’s ability to pay its Obligations as and when required.

(ii)            All transfer taxes, deed stamps, intangible taxes or other amounts in the nature of transfer taxes required to be paid under applicable Legal Requirements in connection with the transfer of each Property to Borrower have been paid or are being paid simultaneously herewith. All mortgage, mortgage recording, stamp, intangible or other similar tax required to be paid under applicable Legal Requirements in connection with the execution, delivery, recordation, filing, registration, perfection or enforcement of any of the Loan Documents, including the Mortgages, have been paid or are being paid simultaneously herewith. No taxes or governmental assessments in respect of the Properties are delinquent or an escrow of funds in an amount sufficient to cover such payments has been established hereunder or are insured against by the Title Insurance Policies.

(iii)           Each Property is comprised of one (1) or more parcels which constitute separate tax lots and do not constitute a portion of any other tax lot not a part of such Property.

(iv)           No Condemnation or other proceeding has been commenced or, to Borrower’s knowledge, is threatened in writing with respect to all or any portion of the Properties or for the relocation of roadways providing access to any Property.

(v)           There are no pending or, to Borrower’s knowledge, proposed special or other assessments for public improvements or otherwise affecting any Property, nor are there any contemplated improvements to any Property that, to Borrower’s knowledge, may result in such special or other assessments.

(i)        ERISA; No Plan Assets. As of the date hereof and throughout the Term (i) each SPE Entity, Guarantor and the ERISA Affiliates do not sponsor, are not obligated to contribute to, and are not themselves an “employee benefit plan,” as defined in Section 3(3) of ERISA or Section 4975 of the Code,

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(ii) none of the assets of any SPE Entity or Guarantor constitutes or will constitute “plan assets” of one or more such plans within the meaning of 29 C.F.R. Section 2510.3-101 as modified in operation by Section 3(42) of ERISA, (iii) no SPE Entity nor Guarantor are or will be a “governmental plan” within the meaning of Section 3(32) of ERISA, and (iv) transactions by or with any SPE Entity or Guarantor are not and will not be subject to state statutes regulating investment of, and fiduciary obligations with respect to, governmental plans. As of the date hereof, no SPE Entity, Borrower, nor any ERISA Affiliate maintains, sponsors or contributes to or has any obligations with respect to a “defined benefit plan” (within the meaning of Section 3(35) of ERISA) or a “multiemployer pension plan” (within the meaning of Section 3(37)(A) of ERISA). No SPE Entity has engaged in any transaction in connection with which it could be subject to either a material civil penalty assessed pursuant to the provisions of Section 502 of ERISA or a material tax imposed under the provisions of Section 4975 of the Code.

(j)         Compliance. Except as set forth in the Reports, Borrower and each Property (including, but not limited to the Improvements) and the use thereof comply in all material respects with all applicable Legal Requirements, including parking, building and zoning and land use laws, ordinances, regulations and codes. No SPE Entity is in default or violation of any order, writ, injunction, decree or demand of any Governmental Authority, having jurisdiction over such SPE Entity or any Property, the violation of which would reasonably be expected to have a Material Adverse Effect. No SPE Entity has committed any act which may give any Governmental Authority having jurisdiction over such SPE Entity or any Property the right to cause such SPE Entity to forfeit any Property or any part thereof or any monies paid in performance of such SPE Entity’s Obligations under any of the Loan Documents. Each Property is used exclusively for industrial and other appurtenant and related uses. Except as set forth in the Reports, in the event that all or any part of the Improvements are destroyed or damaged, said Improvements can be legally reconstructed to their condition prior to such damage or destruction, and thereafter exist for the same use without violating any applicable zoning or other ordinances applicable thereto and without the necessity of obtaining any variances or special permits. No legal proceedings are pending or, to the knowledge of Borrower, threatened (in writing) with respect to the zoning of any Property. Other than in connection with the Permitted Encumbrances, and as otherwise set forth in the Reports, neither the zoning nor any other right to construct, use or operate each Property is in any way dependent upon or related to any property other than such Property. Except as set forth in the Reports, all certifications, permits, licenses and approvals, including without limitation, certificates of completion and occupancy permits required of Borrower for the legal use, occupancy and operation of each Property for its current use (collectively, the “Licenses”), have been obtained and are in full force and effect. The use being made of each Property is in conformity in all material respects with the certificate of occupancy issued for such Property and all other restrictions, covenants and conditions affecting such Property.

(k)        Financial Information. All financial data, including the statements of cash flow and income and operating expense, that have been delivered to Lender and which have been prepared by or on behalf of Borrower in connection with the Loan (i) are true, complete and correct in all material respects, (ii) accurately represent the financial condition of the Properties as of the date of such reports (as the same may have been corrected prior to the date hereof), and (iii) have been prepared in accordance with GAAP throughout the periods covered, except as disclosed therein. Borrower does not have any contingent liabilities, liabilities for taxes, unusual forward or long-term commitments or unrealized or anticipated losses from any unfavorable commitments that are known to Borrower and reasonably likely to have a Material Adverse Effect, except as referred to or reflected in said financial statements. Since the date of the financial statements, there has been no material adverse change in the financial condition, operations or business of Borrower or the Properties from that set forth in said financial statements.

(l)        Easements; Utilities and Public Access. All easements, cross easements, licenses, air rights and rights-of-way or other similar property interests (collectively, “Easements”), if any, necessary for the full utilization of the Improvements for their intended purposes have been obtained, are described in the Title Insurance Policies and are in full force and effect without any material default thereunder. Each Property has rights of access to public ways and is served by water, sewer, sanitary sewer and storm drain facilities adequate to service such Property for its intended uses. To Borrower’s knowledge, all public utilities necessary or convenient to the full use and enjoyment of each Property are located in the public right-of-way abutting such Property, and all such utilities are connected so as to serve each Property without

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passing over other property absent a valid irrevocable easement. All roads necessary for the use of each Property for its current purpose have been completed and dedicated to public use and accepted by all relevant Governmental Authorities.

(m)        Assignments of Leases. The Assignments of Leases create valid assignments of, or valid security interests in, certain rights under the Leases (other than subleases), subject only to a license granted to Borrower to exercise certain rights and to perform certain obligations of the lessor under the Leases, including the right to operate the Properties. No Person other than Lender has any interest in or assignment of Borrower’s right, title and interest in the Leases or any portion of the Rents due and payable or to become due and payable thereunder.

(n)        Insurance. Borrower has obtained and has delivered to Lender certificates of insurance or certified copies of all Policies (which, in the case of blanket Policies, may have been redacted with respect to properties covered thereunder other than the Properties), with all premiums prepaid thereunder, reflecting the insurance coverages, amounts and other requirements set forth in this Agreement. No claims have been made under any of the Policies, and no Person, including Borrower, has done, by act or omission, anything which would impair the coverage of any of the Policies.

(o)        Flood Zone. None of the Improvements on the Properties are located in an area identified by the Federal Emergency Management Agency as a special flood hazard area, or, if so located the flood insurance required pursuant to Section 5.1.1(a) of this Agreement is in full force and effect with respect to the applicable Property.

(p)         Physical Condition. Except as may be expressly set forth in the Reports, (i) the Properties, including all buildings, improvements, parking facilities, sidewalks, storm drainage systems, roofs, plumbing systems, HVAC systems, fire protection systems, electrical systems, equipment, elevators, exterior sidings and doors, landscaping, irrigation systems and all structural components, are in good condition, order and repair in all material respects, (ii) there exists no structural or other material defects or damages in the Properties, whether latent or otherwise, and (iii) Borrower has not received notice from any insurance company or bonding company of any defects or inadequacies in the Properties, or any part thereof, which would adversely affect the insurability of the same or cause the imposition of extraordinary premiums or charges thereon or any termination or threatened (in writing) termination of any policy of insurance or bond.

(q)       Boundaries. To Borrower’s knowledge, all of the Improvements which were included in determining the appraised value of each Property lie wholly within the boundaries and building restriction lines of such Property, and, except as disclosed in the Reports, no improvements on adjoining properties encroach upon any Property, and no easements or other encumbrances affecting any Property encroach upon any of the Improvements, except those which are set forth on the Surveys and insured against by the Title Insurance Policy of the applicable Property.

(r)      Leases. The rent roll attached hereto as Schedule III to the Starwood Industrial Portfolio Loan is true, complete and correct and no Property is subject to any Leases other than the Leases described in Schedule III. Borrower is the owner and lessor of landlord’s interest in the Leases (other than any subleases). No Person has any possessory interest in any Property or right to occupy the same except under and pursuant to the provisions of the Leases and the Permitted Encumbrances. Except as set forth on the rent roll attached hereto as Schedule III, the tenant estoppel certificates delivered to Lender in connection with the closing of the Loan or as otherwise disclosed to Lender in writing prior to the date hereof: (i) the Leases are in full force and effect and there are no defaults thereunder by Borrower or, to Borrower’s knowledge, any tenant beyond any applicable notice or cure period, and, to Borrower’s knowledge, there are no conditions that, with the passage of time or the giving of notice, or both, would constitute defaults thereunder, (ii) the copies of the Leases (other than subleases with Tenants that are not Affiliates of Borrower, for which such subleases this representation shall be limited to Borrower’s knowledge) delivered to Lender are true and complete, and there are no oral agreements with respect thereto and Borrower is not currently in discussions or negotiations (directly or, to Borrower’s knowledge, indirectly) with the Tenant under any Lease with respect to any material amendment or modification of such Lease (including, without limitation, any reduction in the rent or the term thereof), (iii) no Rent (excluding security deposits) has been paid more than one (1) month in advance of its due date (such representation

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limited to Borrower’s knowledge with respect to subleases with Tenants that are not Affiliates of Borrower), (iv) any and all work to be performed by Borrower under each Lease has been performed as required and has been accepted by the applicable Tenant, (v) any payments, free rent, partial rent, rebate of rent or other payments, credits, allowances or abatements required to be given by Borrower to any Tenant has already been received by such Tenant (other than with respect to subleases with Tenants that are not Affiliates of Borrower), (vi) the Tenants under the Leases have accepted possession of and, to Borrower’s knowledge with respect to any subleases with Tenants that are not Affiliates of Borrower, are in occupancy of all of their respective demised Property and have commenced the payment of full, unabated rent under the Leases, (vii) Borrower has delivered to Lender a true, correct and complete list of all security deposits made by Tenants at the Properties (other than Tenants under subleases) which have not been applied (including accrued interest thereon), all of which are held by Borrower in accordance with the terms of the applicable Lease and applicable Legal Requirements, (viii) to Borrower’s knowledge, each Tenant under a Major Lease is free from bankruptcy or reorganization proceedings, (ix) no Tenant under any Lease is an Affiliate of Borrower, (x) the Tenants under the Leases are open for business and paying full, unabated rent and no Tenant has requested to discontinue its business at its premises (such representation limited to Borrower’s knowledge with respect to subleases with Tenants that are not Affiliates of Borrower), (xi) there are no brokerage fees or commissions due and payable in connection with the leasing of space at any Property, except as has been previously disclosed to Lender in writing (and Borrower hereby represents and warrants that no such brokerage fees or commissions shall be due and payable pursuant to or in connection with any Surviving Brokerage Agreement), and no such fees or commissions will become due and payable in the future in connection with the Leases, including by reason of any extension of such Lease or expansion of the space leased thereunder, except as has previously been disclosed to Lender in writing (and Borrower hereby represents and warrants that no such brokerage fees or commissions shall become due and payable in the future pursuant to or in connection with any Surviving Brokerage Agreement), (xii) no Tenant under any Lease has any right or option for additional space in the Improvements and (xiii) no Tenant has assigned its Lease or sublet all or any portion of the premises demised thereby, no such Tenant holds its leased premises under assignment or sublease, nor does anyone except such Tenant and its employees occupy such leased premises (provided that the representations in this clause (xiii) with respect to subleasing of non-Major Leases shall be limited to Borrower’s knowledge). Except as set forth on Schedule VI to the Starwood Industrial Portfolio Loan attached hereto, no Tenant under any Lease has a right or option pursuant to such Lease or otherwise to purchase all or any part of the leased premises or the building of which the leased premises are a part. There has been no prior sale, transfer or assignment, hypothecation or pledge of any Lease or of the Rents received therein which is still in effect.

(s)       Tax Filings. To the extent required, each SPE Entity has filed (or has obtained effective extensions for filing) all federal, state, commonwealth, district and local tax returns required to be filed and has paid or made adequate provision for the payment of all federal, state, commonwealth, district and local taxes, charges and assessments payable by such SPE Entity. Each SPE Entity’s tax returns (if any) properly reflect the income and taxes of such SPE Entity for the periods covered thereby, subject only to reasonable adjustments required or permitted by the Internal Revenue Service or other applicable tax authority upon audit.

(t)      No Fraudulent Transfer. Each SPE Entity (i) has not entered into the transaction or any Loan Document with the actual intent to hinder, delay, or defraud any creditor, and (ii) received reasonably equivalent value in exchange for its Obligations under the Loan Documents. Giving effect to the Loan, the fair saleable value of such SPE Entity’s assets exceeds and will, immediately following the making of the Loan, exceed such SPE Entity’s total liabilities, including subordinated, unliquidated, disputed and contingent liabilities. The fair saleable value of such SPE Entity’s assets is, and immediately following the making of the Loan, will be, greater than such SPE Entity’s probable liabilities, including the maximum amount of its contingent liabilities on its debts as such debts become absolute and matured. Such SPE Entity’s assets do not and, immediately following the making of the Loan will not, constitute unreasonably small capital to carry out its business as conducted or as proposed to be conducted. Such SPE Entity does not intend to, and does not believe that it will, incur Indebtedness and liabilities (including contingent liabilities and other commitments) beyond its ability to pay such Indebtedness and liabilities as they mature (taking into account the timing and amounts of cash to be received by such SPE Entity and the amounts to be payable on or in respect of the obligations of such SPE Entity). No petition in bankruptcy has been filed

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against such SPE Entity or any constituent Person of such SPE Entity, and neither such SPE Entity nor any constituent Person of such SPE Entity has ever made an assignment for the benefit of creditors or taken advantage of any insolvency act for the benefit of debtors. Neither such SPE Entity nor any of its constituent Persons are contemplating either the filing of a petition by it under any state or federal bankruptcy or insolvency laws or the liquidation of all or a major portion of such SPE Entity’s assets or properties, and such SPE Entity has no knowledge of any Person contemplating the filing of any such petition against it or such constituent Persons.

(u)     Federal Reserve Regulations. No part of the proceeds of the Loan will be used for the purpose of purchasing or acquiring any “margin stock” within the meaning of Regulation U of the Board of Governors of the Federal Reserve System or for any other purpose which would be inconsistent with such Regulation U or any other Regulations of such Board of Governors, or for any purposes prohibited by Legal Requirements or by the terms and conditions of this Agreement or the other Loan Documents.

(v)      Organizational Chart. The organizational chart attached as Schedule V to the Starwood Industrial Portfolio Loan, relating to Borrower and certain Affiliates and other parties, is true and correct on and as of the date hereof. No Person other than those Persons shown on Schedule V, has any ownership interest equal to or greater than ten percent (10%), or right of Control, directly or indirectly, in Borrower.

(w)     Organizational Status. Borrower’s exact legal name is set forth on Schedule I to the Starwood Industrial Portfolio Loan attached hereto. Borrower is a limited liability company, and the jurisdiction in which Borrower is organized is: Delaware. Borrower’s Tax I.D. number and Delaware Organizational I.D. number is set forth on Schedule I attached hereto.

(x)      Bank Holding Company. Borrower is not a “bank holding company” or a direct or indirect subsidiary of a “bank holding company” as defined in the Bank Holding Company Act of 1956, as amended, and Regulation Y thereunder of the Board of Governors of the Federal Reserve System.

(y)      No Casualty. The Improvements have suffered no material casualty or damage which has not been fully repaired and the cost thereof fully paid.

(z)      Purchase Options. Except as set forth on Schedule VI attached hereto, no Property nor any part thereof are subject to any purchase options, rights of first refusal, rights of first offer or other similar rights in favor of third parties. Borrower’s acquisition of each Property is not in contravention, and does not result in a breach or violation, of any Existing Purchase Option, and to the extent that the terms of any Lease requires a waiver of any Existing Purchase Option by the applicable Tenant in connection with Borrower’s acquisition of all or any portion of any Property, such Tenant has expressly waived, or is deemed to have waived, the related Existing Purchase Option, in each case, in accordance with the terms and conditions set forth in the applicable Lease.

(aa)    FIRPTA. No SPE Entity is a “foreign person” within the meaning of Sections 1445 or 7701 of the Code. If any SPE Entity is a “disregarded entity” for U.S. federal income Tax purposes, then the regarded owner, for U.S. federal income Tax purposes, of such SPE Entity is not a “foreign person” within the meaning of Section 1445 or 7701 of the Code.

(bb)    Investment Company Act. No SPE Entity is (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, or (ii) subject to any other United States federal or state law or regulation which purports to restrict or regulate its ability to borrow money.

(cc)    Fiscal Year. Each fiscal year of Borrower commences on January 1.

(dd)    Other Debt. There is no indebtedness with respect to any Property or any excess cash flow or any residual interest therein, whether secured or unsecured, other than Permitted Encumbrances and Permitted Indebtedness.

(ee)    Contracts.

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(i)            No SPE Entity has entered into, and is not bound by, any Major Contract which continues in existence, except those previously disclosed in writing to Lender.

(ii)            Each of the Major Contracts is in full force and effect, there are no monetary or other material defaults by any SPE Entity thereunder and, to Borrower’s knowledge, there are no monetary or other material defaults thereunder by any other party thereto. No SPE Entity, Borrower, nor any Manager or any other Person acting on any SPE Entity’s behalf has given or received any notice of default under any of the Major Contracts that remains uncured or in dispute.

(iii)           Borrower has delivered true, correct and complete copies of the Major Contracts (including all amendments and supplements thereto) to Lender.

(iv)           No Major Contract has as a party an Affiliate of any SPE Entity. All fees and other compensation for services due and payable on or prior to the Closing Date under the Management Agreements have been paid in full.

(ff)      Full and Accurate Disclosure. No statement of fact made by any SPE Entity in this Agreement or in any of the other Loan Documents contains any untrue statement of a material fact or omits to state any material fact necessary to make statements contained herein or therein not misleading in any material respect in light of the circumstances when made. There is no material fact presently known to Borrower which has not been disclosed to Lender which would reasonably be expected to have a Material Adverse Effect.

(gg)    Other Obligations and Liabilities. No SPE Entity has any liabilities or other obligations that arose or accrued prior to the date hereof that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. No SPE Entity has any known contingent liabilities.

(hh)    Intellectual Property/Websites. Other than as set forth on Schedule VIII to the Starwood Industrial Portfolio Loan, neither Borrower nor any Affiliate (i) has or holds any tradenames, trademarks, servicemarks, logos, copyrights, patents or other intellectual property (collectively, “Intellectual Property”) with respect to any Property or the use or operations thereof or (ii) is the registered holder of any website with respect to any Property (other than Tenant websites).

(ii)      Operations Agreements. Except as disclosed in any estoppel certificate from a party to an Operations Agreement that has been delivered to Lender in connection with the closing of the Loan, each Operations Agreement is in full force and effect and neither Borrower nor, to Borrower’s knowledge, any other party to any Operations Agreement, is in default thereunder, and to Borrower’s knowledge, there are no conditions which, with the passage of time or the giving of notice, or both, would constitute a default thereunder.

(jj)      [Intentionally Omitted].

(kk)    Illegal Activity. No portion of any Property has been or will be purchased with proceeds of any illegal activity.

(ll)      Affiliate Contracts. Other than the transactions and agreements set forth on Schedule X to the Starwood Industrial Portfolio Loan, no SPE Entity has entered into any transaction or agreement with an Affiliate of any SPE Entity or any of the partners, members or shareholders, as applicable, of any SPE Entity.

(mm)   Management Agreements. Other than the Management Agreements and the Surviving Brokerage Agreements made available to Lender prior to the Closing Date, there are no property, parking or leasing management agreements with respect to the Properties. Each Management Agreement is in full force and effect and neither Borrower nor, to Borrower’s knowledge, any other party to any Management Agreement is in default thereunder, and to Borrower’s knowledge, there are no conditions which, with the passage of time or the giving of notice, or both, would constitute a default thereunder.

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(nn)       Poynter Expansion Work. To Borrower’s knowledge, the funds held in escrow as the “Poynter Escrow Amount” (as defined in, and pursuant to, the Post Closing Escrow Agreement) and reserved for the payment of amounts owed in connection with the Poynter Construction Contract is sufficient to complete and pay for the Poynter Expansion Work in accordance with the requirement set forth in Section 4.14.4 of this Agreement.

Survival of Representations. The representations and warranties set forth in Section 3.1 of the Starwood Industrial Portfolio Loan and elsewhere in this Agreement and the other Loan Documents shall (i) survive until the Debt has been indefeasibly paid or defeased in full and (ii) be deemed to have been relied upon by Lender notwithstanding any investigation heretofore or hereafter made by Lender or on its behalf.

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EXHIBIT C-2

EXCEPTIONS TO REPRESENTATIONS AND WARRANTIES OF THE STARWOOD BORROWER

1.	Perry Boulevard – MWI Veterinary Supply Co.
–	Lease dated June 1, 2009
–	First Lease Amendment dated February 3, 2012
–	Rent Confirmation Agreement, undated
–	Assignment and Assumption of Lease dated October 13, 2015
– Notice of Change of Address dated June 7, 2016

2.	8441 Bearing Drive – Oldcastle Buildingenvelope®, Inc.
–	Lease dated August 25, 2016
–	Addendum to Lease dated March 7, 2017

3.	4820-4850 Indianapolis Road – Cummins Inc.
–	Lease dated April 30, 2015
–	Commencement Letter dated April 12, 2016

4.	Gerdt Court – Poly-Tainer, Inc.
–	Lease dated January 29, 2012
–	First Amendment to Lease dated October 22, 2013
–	Assignment of Lease dated October 31, 2014
–	Notice of Change of Address dated June 7, 2016
–	Second Amendment to Lease dated March 8, 2019

5.	1600 Northwind Parkway – Steiner Electric Company
–	Lease dated July 8, 2008
–	Lease Amendment dated June 6, 2013
–	Second Lease Amendment dated March 8, 2016
–	Notice regarding change of address dated June 7, 2016
–	Third Lease Amendment dated September 18, 2019

6.	5900 North Meadows Drive – Communications Test Design, Inc.
–	Lease dated November 8, 2017

7.	Commerce Parkway – Poynter Sheet Metal, Inc.
–	Lease dated May 16, 2014
–	Assignment of Lease (undated)
–	Lease Addendum dated March 2, 2015
–	Notice of Change of Address dated June 7, 2016
–	First Lease Amendment dated May 22, 2019

8.	333 Munster – Staley General Transportation, Inc.
–	Lease dated August 24, 1998
–	Lease Amendment dated October 15, 1998
–	Guaranty dated January 8, 1999
–	Second Lease Amendment dated March 3, 1999
–	Commencement date Letter dated June 23, 1999
–	Assignment and Assumption of Leases dated September 21, 2001
–	Third Lease Amendment dated June 27, 2003
–	Fourth Lease Amendment dated July 16, 2014
–	Notice regarding change of address dated June 7, 2016

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